OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

ARTICHOKE, LLC

1111 Light Street
4th Floor (Betamore)
Baltimore, MD 21230

https://getartichoke.com/

3759 units of Class B Units

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 32,100 Class B Units ($106,893.00)

**Maximum subject to adjustment for bonus units. See 10% Bonus below*

Minimum 3,003 Class B Units ($9,999.99)

Company	ARTICHOKE, LLC
Corporate Address	1111 Light Street, 4th Floor (Betamore), Baltimore MD 21230
Description of Business	All-in-one Platform for Small Teams and Solo Practitioners in Appointment-Based Businesses
Type of Security Offered	Class B Units
Purchase Price of Security Offered	$2.66 for the first 30 days of the Offering, $3.33 thereafter
Minimum Investment Amount (per investor)	$249.75

Perks*

Bonus for All investors - Receive **50% off** any full price Artichoke subscription - forever.

Invest in the first 30 days - Receive **20% Discount** on Unit Price - Pay $2.66 per unit instead of $3.33 per unit.

Invest early and get more bang for your investment buck with the discounts shown above.

**All perks occur after the offering is completed*

<u>The 10% Bonus for StartEngine Shareholders</u>

ARTICHOKE, LLC will offer 10% additional bonus units for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any units you purchase. For example, if you buy 100 Class B Units at $2.66 / share, you will receive 10 Class B Bonus Units , meaning you'll own 110 units for $266. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

Artichoke is an all-in-one business platform for small teams and solo practitioners in appointment-based businesses. Simply put, Artichoke is an instant solution for organizing the back office functions like online scheduling, payments, client data, critical marketing assets, and powerful automations. Artichoke's platform ties everything together in a way that transforms new subscribers into business rock stars.

Sales, Supply Chain, & Customer Base

Artichoke derives its revenue from monthly subscriptions which range from $20 to $199 per month. Our platform has been designed to be an all-in-one solution for the needs of small teams and solo users in appointment-based occupations such as massage, beauty, education, private instruction, and many more, which represent a total market opportunity of over 9 million in the US alone. Our software is hosting in a HIPAA-compliant environment with Amazon Web Services and their network partner ClearData, who specializes in protecting personal health information. Our customer acquisition strategy consists of three primary channels: (1) White label programs with brands seeking to engage their audiences on a daily basis via the business platform, (2) strategic partners with adjacent functionality seeking to expand their eco-systems, and (3) paid channels like search, retargeting, social, and content.

Competition

The primary options for the manner in which appointment-based professionals operate their business are as follows:

1) Assemble several single function apps like payment gateways, scheduling tools, and accounting software which may require managing data in multiple places.

OR

2) Small business enterprise software, such as Mindbody, which is often overly complex and expensive for the user's true needs.

Although there is no truly dominant player in this space, MindBody is the closest thing to a market leader. However, MindBody has alienated many users by dramatically increasing prices three years in a row and failing to address usability concerns which would make the product appropriate for small teams and solo users. Simply put, they are trying to be all things to all businesses, large and small, which rarely works.

Artichoke is different because we have been listening carefully to the needs of this user since day one. We're not distracted by the temptations to serve health clubs and small teams with the same product. Building a world-class business platform is hard work and takes time, but now that we have achieved critical mass on the product, new users are thanking us as they try it out and breath more deeply knowing that they can simplify the business of running a business so they can focus on their clients.

Liabilities and Litigation

Artichoke has no outstanding litigation and is not aware of any threatened litigation and all of our liabilities fall into one of these categories:

1) Convertible Notes: Investment vehicle which accrues interest and allows or mandates the note holder (investor) to convert into membership units at a later priced round.

2) Promissory Notes: Traditional notes with no equity conversion option.

3) Accounts Payable: Amounts due to vendors. All of our accounts payable are attributable to a single vendor.

The team

Officers and directors

Justin Shelby	CEO - Founder - LLC Manager
Attiya Abdulghany	Chief Acquisition Officer

Justin Shelby
Justin is a product and brand development expert in addition to being an experienced entrepreneur. Justin has the proven ability to develop, grow, and lead businesses by

understanding user needs and finding efficient channels. His experience spans Fortune 500, growth stage, and start up companies in a variety of product, marketing, and leadership roles. Justin is the founder of Artichoke and has served as the CEO since 2014.

Attiya Abdulghany
Attiya is a seasoned digital marketing and product strategist that has 15 years of experience fulfilling both generalist and specialist roles across a variety of industries and verticals. Attiya has been part of the Artichoke team since 2016. Prior to joining Artichoke, Attiya has been the Chief Right Brain Officer - Founder - CEO at Oliver & Sons (since 2013), a digital marketing agency. Prior to that she held the position of Marketing VP at TuneUp Media (2008-2013), where she oversaw the company's customer acquisition and retention strategy, eCommerce experience, business intelligence and analytics initiatives, social media and communications efforts. Her multi-channel marketing strategies have lead the company to consistent year-over-year growth. She has also helped lead the company towards achieving key product milestones, including the development and launch of TuneUp Mobile, a music recognition app for iOS; and several major product updates and new feature releases. As a experienced leader, Attiya is able to motivate and inspire cross-functional teams towards achieving revenue, product, business and marketing goals. She has experience managing marketing professionals, as well as product, design and engineering teams.

Number of Employees: 6

Related party transactions

The company has an outstanding convertible note with Glenn Falcao (Investor) for $30,000.00. The note bears an interest rate of 7% which accrues monthly, contains a conversion option with a valuation cap of $2M, a 12.5% discount upon conversion, and a maturity date of August 31st 2022. The company has an outstanding convertible note withH Group IV (Investor) for $30,000.00. The note bears an interest rate of 7% which accrues monthly, contains a conversion option with a valuation cap of $2M, a 12.5% discount upon conversion, and a maturity date of August 31st 2022. The company has an outstanding convertible note with Paul Palmieri (Investor) for $30,000.00. The note bears an interest rate of 7% which accrues monthly, contains a conversion option with a valuation cap of $2M, a 12.5% discount upon conversion, and a maturity date of August 31st 2022. The company has an outstanding convertible note with Randolph C Metcalfe Living Trust (Investor) for $30,000.00. The note bears an interest rate of 7% which accrues monthly, contains a conversion option with a valuation cap of $2M, a 12.5% discount upon conversion, and a maturity date of August 31st 2022. The company has an outstanding convertible note with Randolph C Metcalfe Living Trust (Investor) for $50,000.00. The note bears an interest rate of 7% which accrues monthly, contains a conversion option at a 12.5% discount upon conversion, and a maturity date of March 31st 2022. The company has an outstanding convertible note with Glenn Falcao (Investor) for $50,000.00. The note bears an interest rate of 7% which accrues monthly, contains a conversion option at a 12.5% discount upon conversion, and a maturity date of March 31st 2022. The company has an outstanding promissory note with Justin Shelby (Co-Founder) for $51,669.97. The notes bears interest of 0.25% per year, accruing with no monthly payments, and the balance due at maturity on November 2020. The company has an outstanding promissory note with Kevin O'Connor (Co-Founder) for $6,008.72. The notes bears interest of 0.25% per year, accruing with no monthly payments, and the balance due at maturity on November 2020. The company has an outstanding promissory note with Federal Hill Fitness (Co-Founder Justin Shelby and his wife own a 100% membership interest in this business) for $8,707.44 which bears an interest rate of 5.75% resulting in a monthly payment of $376.63. This loan will be paid in full with the last payment on November 14th, 2019.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Another company might attempt to copy the solution and market it in direct competition with Artichoke.** Artichoke's success will be predicated on our ability to attract and retain many subscribers at a cost that will be acceptable vs the average lifetime of each subscriber.
- **There are several potential competitors who are better positioned than we are to take the majority of the market** We will compete with larger, established platforms who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the platform developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.
- **This is a young company which has just recently started generating revenue.** The Company has little history, few subscribers, small revenues. If you are investing in this Company, it's because you think ARTICHOKE is a good idea, that the team has what it takes to successfully market the product, the market potential is large, and that the company will be able to generate enough revenue to become profitable or be acquired.
- **The Company may be unable to retain paying subscribers.** Our ability to continue as a going concern for the next twelve month period is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.
- **Any valuation of the Company at this stage is pure speculation.** No one is saying the Company is worth a specific amount. They can't. It's a question of whether you, the Investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.
- **Our business projections are only estimates at this time.** There can be no

assurance that the Company will meet those projections. There can be no assurance that the Company (and you may only make money) if there is sufficient demand for product, people think it's a better option than the competition and ARTICHOKE has priced the services at a level that allows the Company to make a profit and still attract business.

- **Pricing risk** A much larger company might decide to offer the same services for a dramatically reduced price or for free.
- **Termination of partnerships.** Channel partners and strategic partner may decide to terminate agreements which could adversely impact the volume of new prospects.
- **Outstanding Liabilities** The company owes a 3rd party engineering firm $158k for work performed in early 2017. Although the firm continues to perform work for the company and receives a payment for this work each month since, the previous balance need to be paid which will reduce the liquidity of the company. Although the company currently has a good working relationship with the firm's owner, speaking regularly about the outstanding balance and fund raising efforts to date, it is possible that the firm could decide to sue the company causing it to incur legal expense, court costs, and even a judgement against the company. This would also create a disruption in the development of the product as a key team member is employed by the firm.
- **Key Personell Risk** The lead engineers posses the majority of the business logic and product architecture knowledge. If this engineer were to leave or otherwise discontinue work on the product, there would be a lengthy period of time required for another engineer to build up the same product knowledge, likely causing work to slow substantially or completely stop for a period of time. The company has been training another full stack engineer on the platform over the last 3 months but there is still a risk until additional resources enable the company to have 2-3 engineers with equal product knowledge depth.
- **Large well capitalized competitors** There are large competitors, including those who are publicly traded, with vast resources and product distribution worldwide who could drive up the cost to acquire customers in paid channel beyond a point that is profitable to force smaller competitors out. The company has anticipated this and is focusing on partnerships as a result but there is still a risk that the portion of the new business growth assumptions associated with paid channel could be negatively impacted by an aggressive competitive move to drive up costs.
- **Running out of capital** The company needs to spend about $15,000 per month to maintain the current level of resources in place. If the company is unable to secure proper funding, resources will need to be cut, and eventually the company will run out of capital.
- **Very large, disruptive shifts in the market** Google has started entering the reservations space by partnering with scheduling platforms over the past few years. It is not currently the case, but Google could decide to make a more aggressive move in the scheduling space which could adversely impact the company.
- **Confidential information risk** As part of the normal flow of raising capital, the

company has spoken with firms interested in early stage companies. As part of these conversations, the company discloses information about the team, product, and strategy which could be later shared with a competitor who could use the information to aggressively market against the company, it's partners, and even it's team members.

- **Key vendor risk** The company relies on several key partners to provide components of functionality in the product. If any one of these partners were to suddenly be unable to provide those components, significant portions of the product would no longer function until replaced. Examples include the payment gateway, the SMS communication engine, and hosting.
- **HIPAA data breach risk** The company could be fined for a HIPAA data breach. Although there is no such situation at the time this was written, there is always the potential for a platform marketed as being HIPAA compliant to be involved in a data breach and a resulting fine and / or lawsuit.
- **Rewrite risk** The technology layer used to support the application may become obsolete and require that the company rewrite portions or all of the application over time. This would consume significant amounts of engineering resources and capital.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Justin Shelby, 67.89% ownership, Class A Units

Classes of securities

- Class A Units: 1,142,296

Voting Rights *(of this security)*

The holders of shares of the Company's Class A Units are entitled to one vote for each Class A Unit held of record on all matters submitted to a vote of the Class A Members. The holders of Class B Units and Class C Units (Profits Interests) are not entitled to vote on any matter or have any right to influence the management of the Company, except as required under applicable law. The Manager, who is appointed by the holders of a majority of the Class A Units, possesses full discretion to make all decisions on behalf of the Company, with limited situations in which the majority of the Class A Units are obligated to approve certain decisions by the Manager or actions by the Company.

Distribution Rights

To the extent of available cash, and as determined by the Manager, distributions from the Company from regular cash flow or as a result of a capital transaction are paid out to the Members as follows:

First, except in the event of a capital transaction, tax distributions are paid to the Members in an amount equal to each Member as calculated under the Operating Agreement;

Second, distributions are made to the Members to the extent of and in proportion to their invested capital; and

Third, distributions are made to the Members in proportion to their respective Percentage Interests.

Notwithstanding the foregoing, certain adjustments to the distributions are made to take into account (i) certain tax and other allocations and (ii) the fact that Units that are Profits Interests have certain threshold capital values below which they do not participate in distributions.

To date, the Company has never paid a distribution and does not intend to pay distributions in the foreseeable future, which means that investors may not receive any return on their investment from distributions unless and until the Company engages in a capital transaction.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, the assets of the Company shall be applied in the following order of priority:

First, to the payment and discharge of, or reservation for, all of the Company's debts and liabilities in the order or priority as provided by law;

Second, to the payment to a reserve fund for contingent liabilities to the extent deemed reasonable by the Manager; and

Third, to the Members to the extent of and in proportion to their respective Capital Accounts.

Rights, Preferences and Restrictions; What it Means to be a Holder of Class A Units

The Class A Units possess (i) preemptive rights to purchase their percentage interest of new equity issued by the Company (subject to certain exclusions), (ii) may drag all other Members along in a sale transaction if the holders of a majority of the Class A Units agree, (iii) may participate in certain management decisions as the Manager deems appropriate, (iv) certain purchase rights in the event of a proposed voluntary or involuntary transfer of Units by other Members, and (v) approval rights with respect to changes to the Operating Agreement. In addition, the Class A Units are not subject to any repurchase rights on behalf of the Company.

Disclosure

The Company will distribute K-1s to all members in accordance with the terms of the Operating Agreement and as required by law. Holders of Class A membership units will may be required to provide additional information to complete the K1 if it is not provided at the time of the offering. This information has typically included legal name, address, and social security number but is subject to change based on the tax law.

- Class B Units: 0

Voting Rights *(of this security)*

The holders of shares of the Company's Class A Units are entitled to one vote for each Class A Unit held of record on all matters submitted to a vote of the Class A Members. The holders of Class B Units and Class C Units (Profits Interests) are not entitled to vote on any matter or have any right to influence the management of the Company, except as required under applicable law. The Manager, who is appointed by the holders of a majority of the Class A Units, possesses full discretion to make all decisions on behalf of the Company, with limited situations in which the majority of the Class A Units are obligated to approve certain decisions by the Manager or actions by the Company.

Distribution Rights

To the extent of available cash, and as determined by the Manager, distributions from the Company from regular cash flow or as a result of a capital transaction are paid out to the Members as follows:

First, except in the event of a capital transaction, tax distributions are paid to the Members in an amount equal to each Member as calculated under the Operating Agreement;

Second, distributions are made to the Members to the extent of and in proportion to their invested capital; and

Third, distributions are made to the Members in proportion to their respective Percentage Interests.

Notwithstanding the foregoing, certain adjustments to the distributions are made to take into account (i) certain tax and other allocations and (ii) the fact that Units that are Profits Interests have certain threshold capital values below which they do not participate in distributions.

To date, the Company has never paid a distribution and does not intend to pay distributions in the foreseeable future, which means that investors may not receive any return on their investment from distributions unless and until the Company engages in a capital transaction.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, the assets of the Company shall be applied in the following order of priority:

First, to the payment and discharge of, or reservation for, all of the Company's debts and liabilities in the order or priority as provided by law;

Second, to the payment to a reserve fund for contingent liabilities to the extent deemed reasonable by the Manager; and

Third, to the Members to the extent of and in proportion to their respective Capital Accounts.

Rights, Preferences and Restrictions; What it Means to be a Holder of Class B Units

The rights, preferences and privileges of the holders of the company's **Class B Units** are subject to and may be adversely affected by, the rights of the holders of shares of any other class or series of our Units currently existing or that we may designate in the future. The Class B Units may tag along on a transaction that is approved by a majority of the holders of the Class A Units.

The Class A Units possess (i) preemptive rights to purchase their percentage interest of new equity issued by the Company (subject to certain exclusions), (ii) may drag all other Members along in a sale transaction if the holders of a majority of the Class A Units agree, (iii) may participate in certain management decisions as the Manager deems appropriate, (iv) certain purchase rights in the event of a proposed voluntary or involuntary transfer of Units by other Members, and (v) approval rights with respect to changes to the Operating Agreement. In addition, the Class A Units are not subject to any repurchase rights on behalf of the Company. **The Class B Units have none of these rights and, in addition, the Class B Units are bound by: (i) the drag along provisions requiring the Class B Units to participate in a sale transaction approved by the holders of a majority of the Class A Units, (ii) the repurchase provisions by which the Class B Units may be repurchased at any time at the election of the Company (as described in "Company Repurchase Right" above), (iii) the Company's right to consolidate the ownership of the Class B Units into one or more entities controlled by the Company's Manager (or person or entity chosen by the Manager) provided that the economic benefits of the Class B Units are preserved for the Class B Members, and (iv) the power of attorney grant by which the Manager may take all actions, including signing documents, on behalf of the**

Class B Members to ensure their compliance with the terms and conditions of the Operating Agreement.

As a minority holder of Class B Units, which are non-voting, you will have limited, if any, ability, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties. The holders of 66 2/3% of the Class A Units may amend the Operating Agreement at any time and the Class B Units are not able to block any such amendments.

Any Class B Units purchased as part of this offered are NON-VOTING, meaning that you will have no say in the ongoing daily operation of the Company. In addition, the holders of Class B Units have limited information rights with respect to the Company.

Each holder of Company equity (including each holder of Class B Units) is bound by (i) non-competition and employee non-solicitation covenants during the period of Unit ownership and until the second anniversary of the date that such holder ceases to own any Company equity and (ii) perpetual confidentiality and intellectual property assignment provisions.

<u>Non-Transferability of the Class B Units</u>

The Class B Units may not be transferred, by operation of law or otherwise, unless such transfer is approved by the Manager. Any transfer of Class B Units occurring by operation of law that is not in compliance with the Operating Agreement shall cause such Class B Units to lose their non-economic interests, and the holder thereof shall retain only the Class B Units' economic interests (provided such holder executes a joinder to the Company's Operating Agreement and otherwise complies with the conditions to transfer set forth in the Operating Agreement). Voluntary transfers of Class B Units approved by the Manager are also subject to the condition that such Class B Units must be first offered to the Company, and then holders of Class A Units, for purchase. Only if such Class B Units are not purchased by the Company or the holders of Class A Units is the holder of Class B Units permitted to transfer them to a third party, subject to the terms and conditions of the Operating Agreement.

Disclosure

The Company will distribute K-1s to all members in accordance with the terms of the Operating Agreement and as required by law. Holders of Class B membership units will may be required to provide additional information to complete the K1 if it is not provided at the time of the offering. This information has typically included legal name, address, and social security number but is subject to change based on the tax law.

- Class C Units: 57,577

Voting Rights *(of this security)*

The holders of shares of the Company's Class A Units are entitled to one vote for each Class A Unit held of record on all matters submitted to a vote of the Class A Members. The holders of Class B Units and Class C Units (Profits Interests) are not entitled to vote on any matter or have any right to influence the management of the Company, except as required under applicable law. The Manager, who is appointed by the holders of a majority of the Class A Units, possesses full discretion to make all decisions on behalf of the Company, with limited situations in which the majority of the Class A Units are obligated to approve certain decisions by the Manager or actions by the Company.

Distribution Rights

To the extent of available cash, and as determined by the Manager, distributions from the Company from regular cash flow or as a result of a capital transaction are paid out to the Members as follows:

First, except in the event of a capital transaction, tax distributions are paid to the Members in an amount equal to each Member as calculated under the Operating Agreement;

Second, distributions are made to the Members to the extent of and in proportion to their invested capital; and

Third, distributions are made to the Members in proportion to their respective Percentage Interests.

Notwithstanding the foregoing, certain adjustments to the distributions are made to take into account (i) certain tax and other allocations and (ii) the fact that Units that are Profits Interests have certain threshold capital values below which they do not participate in distributions.

To date, the Company has never paid a distribution and does not intend to pay distributions in the foreseeable future, which means that investors may not receive any return on their investment from distributions unless and until the Company engages in a capital transaction.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, the assets of the Company shall be applied in the following order of priority:

First, to the payment and discharge of, or reservation for, all of the Company's debts and liabilities in the order or priority as provided by law;

Second, to the payment to a reserve fund for contingent liabilities to the extent deemed reasonable by the Manager; and

Third, to the Members to the extent of and in proportion to their respective Capital Accounts.

Rights, Preferences and Restrictions; What it Means to be a Holder of Class C Units

Class C Units (Profits Interests) are not entitled to vote on any matter or have any right to influence the management of the Company, except as required under applicable law.

Disclosure

The Company will distribute K-1s to all members in accordance with the terms of the Operating Agreement and as required by law. Holders of Class C membership units will may be required to provide additional information to complete the K1 if it is not provided at the time of the offering. This information has typically included legal name, address, and social security number but is subject to change based on the tax law.

- Convertible Notes: 345,000

Convertible Notes

At the time of this offering, the company has previously issued a total of $345,000 in Convertible Notes to investors. These notes accrue interest and the note holders have the option to convert these notes into membership units in any future round of financing at a price equal to, or in some cases, up to 20% less than the offering price. The most recent round of convertible notes titled "Bridge 2" below, also has a conversion cap valuation of $2 Million which mean that is those units were to convert as part of this offering, they would consume 206,959 membership units. If all of these convertible notes were to convert as part of this offering, the current balances would convert into a total of approximately 160,000 Membership Units. However, two of the notes have a conversion trigger when the aggregate raise is at least $2 Million which means those notes will not have the option to convert in this offering unless otherwise authorized to do so by the manager. The current balances and basic terms of each previous round of convertible notes are listed below.

Bridge 2, 7%, $2M Conversion Trigger, 12.5%, $2M Valuation Cap $124,188.49 as of March 2nd

Bridge 1, 7%, 2M Conversion Trigger, 12.5% Discount	$106,424.66 as of March 2nd 2018
6%, $500k Conversion Trigger, 20% Discount	$31, 566.82 as of March 2nd 2018
8%, $500k Conversion Trigger, No Discount	$166,904.5 as of March 2nd 2018

What it means to be a Minority Holder

As a minority holder of Class B Units, which are non-voting, you will have limited, if any, ability, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties. The holders of 66 2/3% of the Class A Units may amend the Operating Agreement at any time and the Class B Units are not able to block any such amendments.

Any Class B Units purchased as part of this offered are NON-VOTING, meaning that you will have no say in the ongoing daily operation of the Company. In addition, the holders of Class B Units have limited information rights with respect to the Company.

Each holder of Company equity (including each holder of Class B Units) is bound by (i) non-competition and employee non-solicitation covenants during the period of Unit ownership and until the second anniversary of the date that such holder ceases to own any Company equity and (ii) perpetual confidentiality and intellectual property assignment provisions.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company could be diluted due to the Company issuing additional equity or debt or other rights convertible into equity ("Equity"). In other words, when the Company issues more Equity, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You may own a smaller piece of a larger company. This increase in the amount of Equity outstanding could result from an Equity offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising equity incentive awards, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into Equity.

If we decide to issue more Equity, an Investor could experience value dilution, with each share being worth less than before, and control dilution (to the extent that any control exists), with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per Unit (although this typically occurs only if we pay distributions, and most early stage companies are unlikely to pay distributions, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more Equity in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each Class B Unit to hold a certain amount of value, it is important to realize how the value of those Class B Units can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per Unit.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

Overview

The Artichoke all-in-one business platform is live in the marketplace with users finding, trying, and subscribing every day. The company is generating revenue form monthly subscriptions but does not generate enough to covert it's expenses yet. Based on our forecast for subscriber growth and churn, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 6 months without revenue generation. We estimate that with a total raise of $1,500,000 in the next , the company may be able to reach profitability without raising additional capital.

History

After a successful Beta testing period in 2016 which provided critical user insights, the company raised capital and built a full production version of the product which was made commercially available in Q3 2017. Prior to that date, the majority of resources were focused on research and product development efforts required to deliver the product to market. Starting in Q4 2017, the focus has shifted to place greater emphasis on business development and customer acquisition. Specifically, the company has deployed a few key channels to drive new users to the platform at a favorable cost per new subscriber.

Customer Acquisition Channels

CHANEL #1:

White label partnerships with brands serving large audiences. The partner's brand is used on the platform "Powered By Artichoke." In Q4 2017, two of these partnerships were launched.

- ABMP, serving 90,000 body works and beautify professions.
- Performance apparel brand Hylete, which reaches a large audience of fitness professionals

The artichoke team plans to expand this list to include more partners in 2018.

CHANNEL #2:

Partnerships with complimentary business utility software providers. Our first effort in this area was to complete our integration with 3rd party integration hub Zapier which now allows Artichoke to connect with over 1,000+ other apps. The second effort in the area involves direct partnerships with complimentary business utility software as a service platforms, the first of which is in the works for a launch planned for late Q2 of 2018.

CHANNEL #3:

Paid advertising. Although not the primary focus for customer acquisition, this is a necessary component which includes search engine ads, re-marketing, email, social media, and 3rd party app marketing platforms like Capterra. This area will yield the highest cost per new subscriber but will also drive long term organic awareness for the platform. Our organic traffic is already trending up towards

Engineering & Product Development

Artichoke has a clearly defined road map with enhancements, bug fixes, and new feature development organized in sprints. Every two to three weeks we deliver a new release with a combination of the list above. The ideas, requirements, and prioritization is all largely customer driven. In 2018 we will launch a series of new features and enhancements which address the most common requests we've heard since launch. In 2017, we launched several high demand features such as the ability to add tips during check-in, customization of web site elements, and the ability to allow clients to book scheduled events online with maximum participant limits, just to name a few.

Customer Success - Support

This is an area in which we have excelled with average response times over 30% faster than industry averages. Since we view customer success as an integral part of the product development and retention process, every team member has access to a live feedback of customer interactions on our internal channels. It is a fundamental belief that the best ideas always come from a constant collaboration with customers.

Financial Milestones

The company has been primarily investing in the user testing, design, and engineering of the product through the middle of 2017 to achieve the functional critical mass required to attract and retain subscribers. This investment in product development generated net operating losses. Having achieved our key performance indicators related to conversion rates of over 20%, the strategic focus was expanded in Q4 of 2017 to aggressively pursue customer acquisition. The company is focusing on white label programs, strategic partnerships, and expansion of other marketing channels explained in the section above to drive more prospects into the platform, hence generating more subscriptions. Management currently forecasts 2018, 2019, and 2020 subscriber counts of 500, 4,000, 12,000. Management currently forecasts the resulting 2018, 2019, and 2020 revenues of $61,000, $600,000, and $2,400,000.

The management currently estimates that a total of $1.5M of new capital (including this offering) will carry the company through to profitability in addition to positioning the company favorably in the market as it relates to merger and acquisition opportunities. Specifically, achieving an annual recurring revenue stream of $1M will place Artichoke in a category of business utility software which is consistent with the threshold expressed by multiple inbound inquires from other groups looking to purchase similar business platforms. These inquires are in no way an indication of future interest or a guarantee of an exit. Instead, the management has been using the feedback from these inbound inquires to formulate a current market definition of the financial performance metrics which would place the company in a position of greatest potential.

Liquidity and Capital Resources

The company is currently generating operating losses and requires additional capital infusion to continue business operations. If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company. Management currently forecasts that a total of $1.5M in additional capital, including this offering, will carry the company through to profitability.

The proceeds from this offering will be primarily impacting the company business development and revenue growth while sustaining a health investment in product development. By focusing resources on nurturing existing partnerships, pursuing partnerships in the pipeline, and properly investing in paid channels, management expects that to substantially increase the number of active prospects (free trial) which, in turn, should significantly increase the number of subscribers. The challenge of building a business platform is reaching the critical mass required for users to see enough value to justify making a financial commitment. Since Artichoke has spend the last several years reaching this critical point, the capital raised from this offering will be allocated towards making a direct impact on revenue growth instead of product discovery.

The Balance Sheet for the year ending 2017 reflects the current capital structure which includes purchase agreements from priced rounds and several convertible notes. Convertible notes, which do not have monthly payment, accrue interest and provide the holder the option to convert the note into a future financing round based on the valuation being used for that round. Four out of the six note holders in the company also have purchased equity and have expressed interest in converting these notes in future rounds. Of the two note holders which do not current own membership interest (units), The Abel Foundation has expressed interest in converting the note into a future round and the TEDCO is awaiting the potential to convert into this round as well. Both of these organizations have a similar missing to stimulate economic development and generally focus on helping companies succeed.

The balance sheet also reflects an accounts payable balance of $158k for engineering. Management plans to pay this balance off in monthly installments of $2k per month with a successful raise of $107k and and increased payment rate of $13k per month with a larger raise of $1.07M.

Indebtedness

The company has an outstanding convertible note with Glenn Falcao for $30,000.00. The note bears an interest rate of 7% which accrues monthly, contains a conversion option with a valuation cap of $2M, a 12.5% discount upon conversion, and a maturity date of August 31st 2022. The company has an outstanding convertible note withH Group IV for $30,000.00. The note bears an interest rate of 7% which accrues monthly, contains a conversion option with a valuation cap of $2M, a 12.5% discount upon conversion, and a maturity date of August 31st 2022. The company has an outstanding convertible note with Paul Palmieri for $30,000.00. The note bears an interest rate of 7% which accrues monthly, contains a conversion option with a valuation cap of $2M, a 12.5% discount upon conversion, and a maturity date of August 31st 2022. The company has an outstanding convertible note with Randolph C Metcalfe Living Trust

for $30,000.00. The note bears an interest rate of 7% which accrues monthly, contains a conversion option with a valuation cap of $2M, a 12.5% discount upon conversion, and a maturity date of August 31st 2022. The company has an outstanding convertible note with Randolph C Metcalfe Living Trust for $50,000.00. The note bears an interest rate of 7% which accrues monthly, contains a conversion option at a 12.5% discount upon conversion, and a maturity date of March 31st 2022. The company has an outstanding convertible note with Glenn Falcao for $50,000.00. The note bears an interest rate of 7% which accrues monthly, contains a conversion option at a 12.5% discount upon conversion, and a maturity date of March 31st 2022. The company has an outstanding convertible note with The Abel Foundation for $25,000.00. The note bears an interest rate of 6% which accrues monthly, and a maturity date of April 30th 2019. The company has an outstanding convertible note with TEDCO for $100,000.00. The note bears an interest rate of 8% which accrues monthly, and a maturity date of July 7th 2020. The company has an outstanding promissory note with Justin Shelby for $51,669.97. The notes bears interest of 0.25% per year, accruing with no monthly payments, and the balance due at maturity on November 2020. The company has an outstanding promissory note with Kevin O'Connor for $6,008.72. The notes bears interest of 0.25% per year, accruing with no monthly payments, and the balance due at maturity on November 2020. The company has an outstanding promissory note with Federal Hill Fitness for $8,707.44 which bears an interest rate of 5.75% resulting in a monthly payment of $376.63. This loan will be paid in full with the last payment on November 14th, 2019. The company has an outstanding balance with an engineering firm by the name of REEA SRL for $158,350.11 which bears no interest but will need to be paid in 2018.

Recent offerings of securities

- 2015-04-15, , 8485 Class A Membership Units. Use of proceeds: Proceeds were used for BETA product development and testing
- 2015-05-29, , 8557 Class A Membership Units. Use of proceeds: Proceeds were used for BETA product development and testing
- 2015-09-24, , 35788 Class A Membership Units. Use of proceeds: Product development and testing
- 2016-04-18, , 69590 Class A Membership Units. Use of proceeds: Product development
- 2016-08-26, , 9938 Class A Membership Units. Use of proceeds: Product development
- 2016-12-01, , 9938 Class A Membership Units. Use of proceeds: Product development
- 2016-11-28, , 39334 Class C Membership Units - Profits Interest. Use of proceeds: Equity awards for key team members and advisors
- 2016-12-05, , 12273 Class C Membership Units - Profits Interest. Use of proceeds: Equity awards for key team members and advisors
- 2018-01-01, , 5970 Class C Membership Units - Profits Interest. Use of proceeds: Equity awards for key team members and advisors

Valuation

$3,995,577.09

The valuation of the company is based managements observation of other funding rounds for early stage software companies as is publicly available through Crunchbase. For companies with product and any revenue, recent valuations ranged from $3M to $6M in our observation. This valuation also reflects the opinion of management and our advisors and should be be considered a fact as it is a subjective process for early stage companies.

USE OF PROCEEDS

Offering Amount Sold	Amount Sold	Amount Sold	Amount Sold
Total Proceeds:	$10,000	$106,893	$1,069,929
Less: Offering Expenses			
StartEngine Fees (6% total fee)	$600	$6,420	$64,200
Net Proceeds	$9,400	$100,479	$1,005,733
Use of Net Proceeds:			
R& D & Production	$4,700	$65,100	$500,004
Customer Acquisition	$4,050	$18,000	$348,000
Customer Success / Support	$145	$450	$43,800
Working Capital	$500	$16,500	$113,700
Total Use of Net Proceeds	$9,395	$100,050	$1,005,504

We are seeking to raise a minimum of $53,157 (target amount) and up to $1,069,929 (overallotment amount) in this offering through Regulation Crowdfunding. If we manage to raise our overallotment amount of $1,069,929, we believe the amount will last us 12 months and plan to use the net proceeds of approximately $1,005,504 over the course of that time as follows:

Significantly increase focus on **customer acquisition** through white labels programs, strategy partnerships, and paid marketing channels as outlined in previous sections.

Continued investment in **engineering and product design** which will drive new feature development, user-driven product enhancements, and product maintanence.

Maintaining the outstanding level of **support and customer success** we current offer users as we grow the subscribers base by adding additional human resource and technology when needed.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments. Specifically, the company use a portion of proceeds for team member deferred compensation, founder compensation, and repayment of promissory notes to founders.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at https://getartichoke.com/ in the section labeled "financial statements." The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.”

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR ARTICHOKE, LLC

[See attached]

I, JUSTIN SHELBY, the FOUNDER & CEO of ARTICHOKE, LLC, hereby certify that the financial statements of ARTICHOKE, LLC and notes thereto for the periods ending DECEMBER 31st 2016 and DECEMBER 31st 2017 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2017 the amounts reported on our tax returns were total income of $14,381; taxable income of (-$171,823) and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the MARCH 1ST 2018.

JUSTIN SHELBY
FOUNDER - CEO
MARCH 1st 2018

ARTICHOKE, LLC

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2016 and 2017

ARTICHOKE, LLC
Index to Financial Statements
(unaudited)

ARTICHOKE, LLC
BALANCE SHEETS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(Unaudited - Accrual Basis)

	Dec 31, '17	Dec 31, '16
ASSETS		
Current Assets		
Checking/Savings		
1000 — SunTrust	54,158.39	17,776.00
Total Checking/Savings	54,158.39	17,776.00
Total Current Assets	54,158.39	17,776.00
Fixed Assets		
1600 — Accumulated Depreciation	-1,295.74	-1,214.05
6060 — Office Equipment	1,418.28	1,418.28
Total Fixed Assets	122.54	204.23
Other Assets		
1065 — Accum Amort - Start Up Costs	-350.00	-350.00
1070 — START UP COSTS	350.00	350.00
Total Other Assets	0.00	0.00
TOTAL ASSETS	54,280.93	17,980.23
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
2000 — Accounts Payable	159,350.11	141,320.00
Total Accounts Payable	159,350.11	141,320.00
Credit Cards		
2300 — American Express BLUE	2,802.01	1,399.87
Total Credit Cards	2,802.01	1,399.87
Other Current Liabilities		
2414 — Due to Glenn Falcao Convert....	80,000.00	0.00
2413 — Due to H Group IV Convert. N...	30,000.00	0.00
2412 — Due to Paul Palmieri Convert. N	30,000.00	0.00
2411 — Due to Metcalfe Living Trust Co	80,000.00	0.00
2410 — Due To TEDCO TCF Convert....	100,000.00	100,000.00
2202 — Due To Federal Hill FItness	8,707.44	12,097.11
2600 — Due to Justin Shelby	51,669.97	66,169.97
2500 — Due to Kevin OConnor	6,008.72	6,008.72
2400 — Abel Foundation Convert. Note	25,000.00	25,000.00
Total Other Current Liabilities	411,386.13	209,275.80

ARTICHOKE, LLC
BALANCE SHEETS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
CONTINUED

	Dec 31, '17	Dec 31, '16
Total Current Liabilities	573,538.25	351,995.67
Total Liabilities	573,538.25	351,995.67
Equity		
1111 — Profits Interest Equity	28,952.70	12,248.58
1151 — Partner 7 Equity (Falcao)	25,000.00	25,000.00
1150 — Partner 6 Equity (Redwood)	25,000.00	25,000.00
1140 — Partner 5 Equity (Metcalfe)	150,000.00	150,000.00
1125 — - Partner 4 Equity (Palmieri)	100,000.00	100,000.00
1120 — Partner 3 Equity (H Group)	75,000.00	75,000.00
1110 — Retained Earnings	-718,521.10	-288,140.93
1135 — Partner One Equity (Shelby)	3,327.08	3,327.08
Net Income	-208,016.00	-436,450.17
Total Equity	-519,257.32	-334,015.44
TOTAL LIABILITIES & EQUITY	54,280.93	17,980.23

ARTICHOKE, LLC
STATEMENTS OF OPERATIONS AND MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(Unaudited - Accrual Basis)

	Jan - Dec '...	Jan - Dec '16
Ordinary Income/Expense		
Income		
4150 — Test Purchases Inco...	-2.00	509.05
4200 — Artichoke Sales	14,382.61	1,432.68
Total Income	14,380.61	1,941.73
Gross Profit	14,380.61	1,941.73
Expense		
5400 — Direct Product Costs	100,288.79	310,444.00
5100 — Advertising	30,275.75	38,230.58
5200 — Marketing	45,682.87	42,603.97
5300 — Research	0.00	3,601.00
6005 — office expense	8.00	166.20
6010 — internet & hosting	7,210.38	9,184.10
6110 — Automobile Expense	303.76	238.00
6120 — Bank Service Charges	969.50	930.97
6150 — Depreciation Expense	81.69	136.16
6160 — Dues and Subscriptions	6,901.67	7,918.44
6200 — Interest Expense	1,006.98	2,939.25
6230 — Licenses and Permits	75.00	0.00
6240 — Miscellaneous	49.64	150.00
6250 — Postage and Delivery	8.69	56.27
6260 — Printing and Reprodu...	0.00	542.72
6270 — Professional Fees	23,928.12	15,388.58
6290 — Rent	3,651.98	2,020.00
6350 — Travel & Ent	1,353.79	3,789.84
6820 — Taxes	600.00	51.82
Total Expense	222,396.61	438,391.90
Net Ordinary Income	-208,016.00	-436,450.17
Net Income	-208,016.00	-436,450.17

ARTICHOKE, LLC
STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017
(Unaudited - Accrual Basis)

	Jan - Dec '17
OPERATING ACTIVITIES	
Net Income	-208,016.00
Adjustments to reconcile Net Income	
to net cash provided by operations:	
2000 — Accounts Payable	18,030.11
2300 — American Express BLUE	1,402.14
2414 — Due to Glenn Falcao Convert. No	80,000.00
2413 — Due to H Group IV Convert. Note	30,000.00
2412 — Due to Paul Palmieri Convert. N	30,000.00
2411 — Due to Metcalfe Living Trust Co	80,000.00
2202 — Due To Federal Hill FItness	-3,389.67
2600 — Due to Justin Shelby	-14,500.00
Net cash provided by Operating Activities	13,526.58
INVESTING ACTIVITIES	
1600 — Accumulated Depreciation	81.69
Net cash provided by Investing Activities	81.69
FINANCING ACTIVITIES	
1111 — Profits Interest Equity:1116 — Devaney - Profits ...	1,126.31
1111 — Profits Interest Equity:1115 — Falcao - Profits Int...	4,223.65
1111 — Profits Interest Equity:1114 — Hagan - Profits Int...	4,223.65
1111 — Profits Interest Equity:1113 — Flannery - Profits I...	4,173.96
1111 — Profits Interest Equity:1112 — Palmieri - Profits I...	2,956.55
1110 — Retained Earnings	6,070.00
Net cash provided by Financing Activities	22,774.12
Net cash increase for period	36,382.39
Cash at beginning of period	17,776.00
Cash at end of period	54,158.39

ARTICHOKE, LLC
STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

	Jan - Dec '16
OPERATING ACTIVITIES	
Net Income	-436,450.17
Adjustments to reconcile Net Income	
to net cash provided by operations:	
1050 — Due From TEN FOURTEEN/EIGHTEEN	-1,092.17
2000 — Accounts Payable	141,320.00
2300 — American Express BLUE	-2,879.30
2410 — Due To TEDCO TCF Convert. Note	50,000.00
2202 — Due To Federal Hill FItness	-3,832.60
Net cash provided by Operating Activities	-252,934.24
INVESTING ACTIVITIES	
1600 — Accumulated Depreciation	136.16
Net cash provided by Investing Activities	136.16
FINANCING ACTIVITIES	
1111 — Profits Interest Equity:1114 — Hagan - Profits Interest	4,223.65
1111 — Profits Interest Equity:1113 — Flannery - Profits Interest	2,534.19
1111 — Profits Interest Equity:1112 — Palmieri - Profits Interest	5,490.74
1151 — Partner 7 Equity (Falcao)	25,000.00
1150 — Partner 6 Equity (Redwood)	25,000.00
1140 — Partner 5 Equity (Metcalfe)	150,000.00
1120 — Partner 3 Equity (H Group):1122 — Partner 3 Investments (...	25,000.00
1110 — Retained Earnings	1,199.39
Net cash provided by Financing Activities	238,447.97
Net cash increase for period	-14,350.11
Cash at beginning of period	32,126.11
Cash at end of period	17,776.00

NOTE 1 – NATURE OF OPERATIONS

ARTICHOKE, LLC was formed on March 8th 2004 ("Inception") under the name URBANEX DEVELOPMENT, LLC and renamed on June 10th 2015 to ARTICHOKE, LLC in the State of MARYLAND. The financial statements of ARTICHOKE, LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in BALTIMORE, MARYLAND.

Artichoke is an all-in-one business platform for small teams and solo practitioners in appointment-based businesses. Simply put, Artichoke is an instant solution for organizing the back office functions like online scheduling, payments, client data, critical marketing assets, and powerful automations which tie everything together in a way that transforms new subscribers into business rock stars.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016 and 2015. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from monthly subscription payments when they are collected by credit card payment using information stored for each subscriber. If a subscription payment fails, there are a series of automations which notify the subscriber and the support team so that action is taken quickly and with minimal manual intervention. Subscriptions are month to month and can be cancelled at any time as is common in the industry. Occasionally, refunds are issued to subscribers for situations such as duplicate account (set up by subscriber), goodwill, and other best practices intended to drive optimize customer experience. At the time of this offering, there are three pricing options. 1) Basic single user subscriptions which range from $20 to $30/mo 2) Adding additional users for $25/mo/user 3) Unlimited users for $199/mo.

Equity Based Compensation
The company has formed a profits interest incentive plan for current and future employees and key advisors. The section below from the operating agreement explains this in more detail.

Profits Interests; Establishment of the Equity Incentive Plan. (Section 4.5 in the operating agreement)

(a) In order to advance the interests of the Members by enhancing the Company's ability to attract, retain and motivate persons who make (or are expected to make) important contributions to the Company by providing such persons with equity ownership opportunities and performance-based incentives and thereby better aligning the interests of such persons with those of the Members, the Manager shall have the right, power and authority, subject to the terms of this Agreement, but with no need for any further vote, consent, approval or other action of any Member, to establish an equity compensation plan of the Company (the "Plan"). Pursuant to and in compliance with the terms and conditions of this Agreement and the Plan, the Company, acting through the Manager, may from time to time and in one or more classes, issue certain membership interests in the company (each a "Profits Interest"), each such class to have such terms as stated or expressed herein, provided that the aggregate number of Profits Interest of all classes so designated by the Manager shall not exceed, twenty percent (20%) of the Percentage Interests of the Company. Pursuant to and in compliance with the terms and conditions of the Plan, any Profits Interest which are purchased or acquired by the Company (i) shall, automatically and with no further action necessary by any Person, constitute authorized but unissued Profits Interest hereunder undesignated as to class, unless otherwise determined by the Manager or provided by the terms of the relevant class of Profits Interest and (ii) may be re-issued pursuant to and in compliance with the terms and conditions of the Plan except as

otherwise provided by law or this Agreement. The Company shall not issue Profits Interests in an amount exceeding twenty percent (20%) of the Percentage Interests of the Company without Unanimous Consent.

(b) The relative rights, powers and duties, including voting rights and liquidation preferences (if any), the qualifications, limitations and restrictions thereof, and the applicable threshold amounts, strike prices or other similar vesting, hurdle or threshold requirements with respect to such Profits Interest will be set forth in the Plan and/or related grant agreements approved by the Manager.

(c) The Company and each Member hereby acknowledge and agree that the Profits Interest constitute a "profits interest" in the Company within the meaning of Rev. Proc. 93-27, and that any and all Profits Interest received pursuant to this Section 4.5 are received in exchange for the provision of services by the recipient or for the benefit of the Company or in anticipation of same. The Company and each recipient who receives Profits Interest hereby agree to comply with the provisions of Rev. Proc. 2001-43, and neither the Company nor any recipient who receives Profits Interest shall perform any act or take any position inconsistent with the application of Rev. Proc. 2001-43 or any future Internal Revenue Service guidance.

The Company accounts for profits interest issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each profits interest is estimated on the date of grant using the Discounted Cash Flow valuation model.

The Company measures compensation expense for its non-employee profits interest compensation under ASC 505 Equity. The fair value of the equity instrument is charged directly to profits interest **consulting expense** and credited to additional paid-in capital.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The company has the following outstanding debts listed below:

Federal Hill Fitness	$8,707.44	Business to business loan. P+I paid monthly.
Justin Shelby	$51,669.97	Founder Note - 0.25% interest accruing - no debt service payments
Kevin O'Connor	$6,008.72	Founder Note - 0.25% interest accruing - no debt service payments
Abel Foundation Note	$25,000.00	Convertible Note - See cap table
TEDCO TCF Note	$100,000.00	Convertible Note - See cap table
Paul Palmiero	$30,000.00	Convertible Note - See cap table
H Group IV	$30,000.00	Convertible Note - See cap table
Glenn Falcao	$30,000.00	Convertible Note - See cap table
Metcalfe Living Trust	$30,000.00	Convertible Note - See cap table
Glenn Falcao	$50,000.00	Convertible Note - See cap table
Metcalfe Living Trust	$50,000.00	Convertible Note - See cap table
REEA SRL	$158,350.11	Accounts Payable - Engineering

The company also has a deferred compensation agreement with one team member has accrued at $1,750/mo since September 1st 2017 but is not reflected in the financials because the deferred compensation is only payable as explained below.

Accrued deferred compensation will be paid under any of the following conditions:
1) The company successfully raises $1,000,000 or more in a single fundraising round.
2) An event that results in a change of control which also results in an increase in company valuation and a liquidity improvement equivalent to or greater than a $1,000,000 funding round.
3) Alternative conditions under which deferred compensation will be paid:

- 75% of Accrued deferred compensation will be paid if the company raises at least $750,000 in a single fund-raising round.
- 50% of Accrued deferred compensation will be paid if the company raises at least $500,000 in a single fund-raising round.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. THERE IS NO PENDING OR THREATENED LITIGATION AGAINST COMPANY OR IT'S OFFICERS.

White Label Programs
Artichoke has established a white label program with two companies in which we offer the Artichoke platform under their brands but "Powered by Artichoke" in exchange for access to their large audiences. The programs include a revenue sharing agreement paid quarterly. The benefits of these programs for the partners is a very high level of engagement with their audience. The benefit to Artichoke is efficient access to relevant audiences which convert at a higher rate than paid channels.

NOTE 5 – MEMBERS' EQUITY

LLC Unit Types
The relative ownership interests of the Members in the Company shall be represented by units of Interest ("***Units***"). The Units of the Company shall consist of three (3) classes: Class A Units, Class B Units and Class C Units. The Class A Units, Class B Units and Class C Units shall have the rights, privileges and attributes set forth herein. Initially, the total number of Units that the Company has authority to issue shall be (i) [One Million Two Hundred Thousand (1,200,000)] Class A Units, (ii) [Five Hundred Thousand (500,000)] Class B Units, and (iii) a number of Class C Units up to the number that would not, after their issuance, cause the total Profits Interests (as hereinafter defined) to exceed twenty percent (20%) of the total issued and outstanding Units. Neither the Class B Units nor the Class C Units shall entitle the holders thereof to vote on or otherwise participate in the management or affairs of the Company.

Voting Rights (of this security)

The holders of shares of the Company's Class A Units are entitled to one vote for each Class A Unit held of record on all matters submitted to a vote of the Class A Members. The holders of Class B Units and Class C Units (Profits Interests) are not entitled to vote on any matter or have any right to influence the management of the Company, except as required under applicable law. The Manager, who is appointed by the holders of a majority of the Class A Units, possesses full discretion to make all decisions on behalf of the Company, with limited situations in which the majority of the Class A Units are obligated to approve certain decisions by the Manager or actions by the Company.

Distribution Rights

To the extent of available cash, and as determined by the Manager, distributions from the Company from regular cash flow or as a result of a capital transaction are paid out to the Members as follows:

First, except in the event of a capital transaction, tax distributions are paid to the Members in an amount equal to each Member as calculated under the Operating Agreement;

Second, distributions are made to the Members to the extent of and in proportion to their invested capital; and

Third, distributions are made to the Members in proportion to their respective Percentage Interests. Notwithstanding the foregoing, certain adjustments to the distributions are made to take into account (i) certain tax and other allocations and (ii) the fact that Units that are Profits Interests have certain threshold capital values below which they do not participate in distributions.

To date, the Company has never paid a distribution and does not intend to pay distributions in the foreseeable future, which means that investors may not receive any return on their investment from distributions unless and until the Company engages in a capital transaction.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, the assets of the Company shall be applied in the following order of priority:

First, to the payment and discharge of, or reservation for, all of the Company's debts and liabilities in the order or priority as provided by law;

Second, to the payment to a reserve fund for contingent liabilities to the extent deemed reasonable by the Manager; and

Third, to the Members to the extent of and in proportion to their respective Capital Accounts.

Rights, Preferences and Restrictions; What it Means to be a Holder of Class B Units

The rights, preferences and privileges of the holders of the company's Class B Units are subject to and may be adversely affected by, the rights of the holders of shares of any other class or series of our Units currently existing or that we may designate in the future. The Class B Units may tag along on a transaction that is approved by a majority of the holders of the Class A Units.

The Class A Units are voting Units and possess all of the management-related/voting rights related to the Company's operations and corporate governance. The Class A Units (i) possess preemptive rights to purchase their percentage interest of new equity issued by the Company (subject to certain exclusions), may. **The Class B Units have none of these rights and, in addition, the Class B Units are bound by: (i) the drag along provisions requiring the Class B Units to participate in a sale transaction approved by the holders of a majority of the Class A Units, (ii) the repurchase provisions by which the Class B Units may be repurchased at any time at the election of the Company (as described in "Company Repurchase Right" above), (iii) the Company's right to consolidate the ownership of the Class B Units into one or more entities controlled by the Company's Manager (or person or entity chosen by the Manager) provided that the economic benefits of the Class B Units are preserved for the Class B Members, and (iv) the power of attorney grant by which the Manager may take all actions, including signing documents, on behalf of the Class B Members to ensure their compliance with the terms and conditions of the Operating Agreement.**

As a minority holder of Class B Units, which are non-voting, you will have limited, if any, ability, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties. The holders of 66 2/3% of the Class A Units may amend the Operating Agreement at any time and the Class B Units are not able to block any such amendments.

Any Class B Units purchased as part of this offered are NON-VOTING, meaning that you will have no say in the ongoing daily operation of the Company. In addition, the holders of Class B Units have limited information rights with respect to the Company. Each holder of Company equity (including each holder of Class B Units) is bound by (i) non-competition and employee non-solicitation covenants during the period of Unit ownership and until the second anniversary of the date that such holder ceases to own any Company equity and (ii) perpetual confidentiality and intellectual property assignment provisions.

Non-Transferability of the Class B Units

The Class B Units may not be transferred, by operation of law or otherwise, unless such transfer is approved by the Manager. Any transfer of Class B Units occurring by operation of law that is not in compliance with the Operating Agreement shall cause such Class B Units to lose their non-economic interests, and the holder thereof shall retain only the Class B Units' economic interests (provided such holder executes a joinder to the Company's Operating Agreement and otherwise complies with the conditions to transfer set forth in the Operating Agreement). Voluntary transfers of Class B Units approved by the Manager are also subject to the condition that such Class B Units must be first offered to the Company, and then holders of Class A Units, for purchase. Only if such Class B Units are not purchased by the Company or the holders of Class A Units is the holder of Class B Units permitted to transfer them to a third party, subject to the terms and conditions of the Operating Agreement.

NOTE 6 – RELATED PARTY TRANSACTIONS

The company has an outstanding convertible note with Glenn Falcao (Investor) for $30,000.00. The note bears an interest rate of 7% which accrues monthly, contains a conversion option with a valuation cap of $2M, a 12.5% discount upon conversion, and a maturity date of August 31st 2022.

The company has an outstanding convertible note with H Group IV (Investor) for $30,000.00. The note bears an interest rate of 7% which accrues monthly, contains a conversion option with a valuation cap of $2M, a 12.5% discount upon conversion, and a maturity date of August 31st 2022.

The company has an outstanding convertible note with Paul Palmieri (Investor) for $30,000.00. The note bears an interest rate of 7% which accrues monthly, contains a conversion option with a valuation cap of $2M, a 12.5% discount upon conversion, and a maturity date of August 31st 2022.

The company has an outstanding convertible note with Randolph C Metcalfe Living Trust (Investor) for

$30,000.00. The note bears an interest rate of 7% which accrues monthly, contains a conversion option with a valuation cap of $2M, a 12.5% discount upon conversion, and a maturity date of August 31st 2022.

The company has an outstanding convertible note with Randolph C Metcalfe Living Trust (Investor) for $50,000.00. The note bears an interest rate of 7% which accrues monthly, contains a conversion option at a 12.5% discount upon conversion, and a maturity date of March 31st 2022.

The company has an outstanding convertible note with Glenn Falcao (Investor) for $50,000.00. The note bears an interest rate of 7% which accrues monthly, contains a conversion option at a 12.5% discount upon conversion, and a maturity date of March 31st 2022.

The company has an outstanding promissory note with Justin Shelby (Co-Founder) for $51,669.97. The notes bears interest of 0.25% per year, accruing with no monthly payments, and the balance due at maturity on November 2020.

The company has an outstanding promissory note with Kevin O'Connor (Co-Founder) for $6,008.72. The notes bears interest of 0.25% per year, accruing with no monthly payments, and the balance due at maturity on November 2020.

The company has an outstanding promissory note with Federal Hill Fitness (Co-Founder Justin Shelby and his wife own a 100% membership interest in this business) for $8,707.44 which bears an interest rate of 5.75% resulting in a monthly payment of $376.63. This loan will be paid in full with the last payment on November 14th, 2019.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31st 2017 through March 8th, 2018. There have been no other events or transactions during this time that would have a material effect on the profit and loss statements.

ARTICHOKE, LLC

FINANCIAL STATEMENT
(UNAUDITED)

AS OF
December 31st 2017

ARTICHOKE, LLC
Index to Financial Statement
(unaudited)

ARTICHOKE, LLC
BALANCE SHEET
AS OF December 31st 2017
(unaudited - accrual basis)

	Dec 31, '17
ASSETS	
Current Assets	
Checking/Savings	
1000 — SunTrust	54,158.39
Total Checking/Savings	54,158.39
Total Current Assets	54,158.39
Fixed Assets	
1600 — Accumulated Depreciation	-1,295.74
6060 — Office Equipment	1,418.28
Total Fixed Assets	122.54
Other Assets	
1065 — Accum Amort - Start Up Costs	-350.00
1070 — START UP COSTS	350.00
Total Other Assets	0.00
TOTAL ASSETS	54,280.93
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 — Accounts Payable	159,350.11
Total Accounts Payable	159,350.11
Credit Cards	
2300 — American Express BLUE	2,802.01
Total Credit Cards	2,802.01
Other Current Liabilities	
2414 — Due to Glenn Falcao Convert....	80,000.00
2413 — Due to H Group IV Convert. N...	30,000.00
2412 — Due to Paul Palmieri Convert. N	30,000.00
2411 — Due to Metcalfe Living Trust Co	80,000.00
2410 — Due To TEDCO TCF Convert....	100,000.00
2202 — Due To Federal Hill FItness	8,707.44
2600 — Due to Justin Shelby	51,669.97
2500 — Due to Kevin OConnor	6,008.72
2400 — Abel Foundation Convert. Note	25,000.00
Total Other Current Liabilities	411,386.13

ARTICHOKE, LLC
BALANCE SHEET
AS OF December 31st 2017
(CONTINUED)

	Dec 31, '17
Total Current Liabilities	573,538.25
Total Liabilities	573,538.25
Equity	
1111 — Profits Interest Equity	28,952.70
1151 — Partner 7 Equity (Falcao)	25,000.00
1150 — Partner 6 Equity (Redwood)	25,000.00
1140 — Partner 5 Equity (Metcalfe)	150,000.00
1125 — - Partner 4 Equity (Palmieri)	100,000.00
1120 — Partner 3 Equity (H Group)	75,000.00
1110 — Retained Earnings	-718,521.10
1135 — Partner One Equity (Shelby)	3,327.08
Net Income	-208,016.00
Total Equity	-519,257.32
TOTAL LIABILITIES & EQUITY	54,280.93

NOTE 1 – NATURE OF OPERATIONS

ARTICHOKE, LLC was formed on March 8th 2004 ("Inception") under the name URBANEX DEVELOPMENT, LLC and renamed on June 10th 2015 to ARTICHOKE, LLC in the State of MARYLAND. The financial statements of ARTICHOKE, LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in BALTIMORE, MARYLAND.

Artichoke, LLC is an all-in-one business platform for small teams and solo practitioners in appointment-based businesses. Simply put, Artichoke is an instant solution for organizing the back office functions like online scheduling, payments, client data, critical marketing assets, and powerful automations which tie everything together in a way that transforms new subscribers into business rock stars.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of balance sheet in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Risks and Uncertainties

The Company has a limited operating history and has generated limited revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include:

These adverse conditions could affect the Company's financial condition and the results of its operations.

There are several potential competitors who are better positioned than we are to take the majority of the market We will compete with larger, established social networks who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete. It should further be assumed that that competition will intensify.

This is a brand-new company. If you are investing in this company, it's because you think ARTICHOKE is a good idea, that we will be able to successfully market and continue to grow our subscriber base, and that we can price it right and sell it to enough people so that the company will succeed.

Even if we raise the maximum sought in this offering, we may need to raise additional funds in order to be able to maintain operations. We estimate that we will require at least $1 million to grow our user base and improve our technology to become a sustainable and profitable business. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.

Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our investors and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

Any valuation at this stage is pure speculation No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.

Our business projections are only estimates There can be no assurance that the company will meet those projections. There can be no assurance that there is sufficient demand for product, people think its a better option than the competition and ARTICHOKE has priced the services at a level that allows the company to make a profit and still attract business.

Product Improvements In order to compete, the Company will need to rapidly make updates to our product offerings as the market demands. These product improvements and transitions have no guarantees of success.

Government Regulation, Legislation, and Censorship The Company is subject to local and international laws and regulations. Changes in current or future regulation or legislation could significantly increase the cost of operation, or even preclude it.

Third-Party Providers The Company relies on third-party service providers to operate. We rely on Amazon AWS hosting platform with ClearData as well as Stripe for payment processing, and other vendors which support engineering and development efforts. Any interruption or downtime in these third-party services could have a negative impact on our ability to deliver the ARTICHOKE service to our users and customers. Unless we become completely independent of third-party services, we remain subject to the risk that third- party providers will be unable to meet our needs.

Breaches of Company Systems Any breach of Company systems, databases, or other information may have a significant legal and monetary impact on our business and reputation.
Risks Of Borrowing We may need to seek credit facilities or loans. Typical loan agreements might contain restrictive covenants which may impair our operating flexibility. A default under any loan agreement could have a material adverse effect on our business, results of operations or financial condition.

Limited Transferability And Liquidity Each Investor agrees that it will acquire our common stock for investment purposes only and not with a view towards distribution. Certain conditions imposed by the Securities Act must be satisfied prior to any sale, transfer, conversion or other disposition of our common stock. No public market exists for our common stock and no market is expected to develop.

Control By Management The Company's CEO and sole director, holds a majority of our outstanding common stock. Investors will not be able to control the management of the Company.
We depend on certain key personnel. Our future success depends on the efforts of key personnel and consultants, especially our founder, Justin Shelby. The loss of services of any key personnel may have an adverse effect on us. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from monthly subscription payments when they are collected by credit card payment using information stored for each subscriber. If a subscription payment fails, there are a series of automations which notify the subscriber and the support team so that action is taken quickly and with minimal manual intervention. Subscriptions are month to month and can be cancelled at any time as is common in the industry. Occasionally, refunds are issued to subscribers for situations such as duplicate account (set up by subscriber), goodwill, and other best practices intended to drive optimize customer experience. At the time of this offering, there are three pricing options. 1) Basic single user subscriptions which range from $20 to $30/mo 2) Adding additional users for $25/mo/user 3) Unlimited users for $199/mo.

Income Taxes
The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company or its member.

NOTE 4 – MEMBERS' EQUITY

LLC Units
There are three classes of memberships units

Class A - Voting

Class B - Non voting

Class C - Non Voting Profits Interest

Voting Rights (of this security)

The holders of shares of the Company's Class A Units are entitled to one vote for each Class A Unit held of record on all matters submitted to a vote of the Class A Members. The holders of Class B Units and Class C Units (Profits Interests) are not entitled to vote on any matter or have any right to influence the management of the Company, except as required under applicable law. The Manager, who is appointed by the holders of a majority of the Class A Units, possesses full discretion to make all decisions on behalf of the Company, with limited situations in which the majority of the Class A Units are obligated to approve certain decisions by the Manager or actions by the Company.

Distribution Rights

To the extent of available cash, and as determined by the Manager, distributions from the Company from regular cash flow or as a result of a capital transaction are paid out to the Members as follows:

First, except in the event of a capital transaction, tax distributions are paid to the Members in an amount equal to each Member as calculated under the Operating Agreement;
Second, distributions are made to the Members to the extent of and in proportion to their invested capital; and

Third, distributions are made to the Members in proportion to their respective Percentage Interests.

Notwithstanding the foregoing, certain adjustments to the distributions are made to take into account (i) certain tax and other allocations and (ii) the fact that Units that are Profits Interests have certain threshold capital values below which they do not participate in distributions.
To date, the Company has never paid a distribution and does not intend to pay distributions in the foreseeable future, which means that investors may not receive any return on their investment from distributions unless and until the Company engages in a capital transaction.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, the assets of the Company shall be applied in the following order of priority:

First, to the payment and discharge of, or reservation for, all of the Company's debts and liabilities in the order or priority as provided by law;

Second, to the payment to a reserve fund for contingent liabilities to the extent deemed reasonable by the Manager; and

Third, to the Members to the extent of and in proportion to their respective Capital Accounts.

Rights, Preferences and Restrictions; What it Means to be a Holder of Class B Units

The rights, preferences and privileges of the holders of the company's **Class B Units** are subject to and may be adversely affected by, the rights of the holders of shares of any other class or series of our Units currently existing or that we may designate in the future. The Class B Units may tag along on a transaction that is approved by a majority of the holders of the Class A Units.

The Class A Units are voting Units and possess all of the management-related/voting rights related to the Company's operations and corporate governance. The Class A Units (i) possess preemptive rights to purchase their percentage interest of new equity issued by the Company (subject to certain exclusions), may. **The Class B Units have none of these rights and, in addition, the Class B Units are bound by: (i) the drag along provisions requiring the Class B Units to participate in a sale transaction approved by the holders of a majority of the Class A Units, (ii) the repurchase provisions by which the Class B Units may be repurchased at any time at the election of the Company (as described in "Company Repurchase Right" above), (iii) the Company's right to consolidate the ownership of the Class B Units into one or more entities controlled by the Company's Manager (or person or entity chosen by the Manager) provided that the economic benefits of the Class B Units are preserved for the Class B Members, and (iv) the power of attorney grant by which the Manager may take all actions, including signing documents, on behalf of the Class B Members to ensure their compliance with the terms and conditions of the Operating Agreement.**

As a minority holder of Class B Units, which are non-voting, you will have limited, if any, ability, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties. The holders of 66 2/3% of the Class A Units may amend the Operating Agreement at any time and the Class B Units are not able to block any such amendments.

Any Class B Units purchased as part of this offered are NON-VOTING, meaning that you will have no say in the ongoing daily operation of the Company. In addition, the holders of Class B Units have limited information rights with respect to the Company.

Each holder of Company equity (including each holder of Class B Units) is bound by (i) non-competition and employee non-solicitation covenants during the period of Unit ownership and until the second anniversary of the date that such holder ceases to own any Company equity and (ii) perpetual confidentiality and intellectual property assignment provisions.

<u>Non-Transferability of the Class B Units</u>

The Class B Units may not be transferred, by operation of law or otherwise, unless such transfer is approved by the Manager. Any transfer of Class B Units occurring by operation of law that is not in compliance with the Operating Agreement shall cause such Class B Units to lose their non-economic interests, and the holder thereof shall retain only the Class B Units' economic interests (provided such holder executes a joinder to the Company's Operating Agreement and otherwise complies with the conditions to transfer set forth in the Operating Agreement). Voluntary transfers of Class B Units approved by the Manager are also subject to the condition that such Class B Units must be first offered to the Company, and then holders of Class A Units, for purchase. Only if such Class B Units are not purchased by the Company or the holders of Class A Units is the holder of Class B Units permitted to transfer them to a third party, subject to the terms and conditions of the Operating Agreement.

5 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31st 2017 through March 8th, 2018. There have been no other events or transactions during this time that would have a material effect on the balance sheet.

ARTICHOKE
STATEMENT OF STOCKHOLDERS EQUITY
2015, 2016 & 2017

	Founder Equity		Class A Units		Class B Common Units		Additional Paid-in Capital	Accumulated Deficit [1]	Total Unit Holders' Deficit [2]
	Shares	Amount	Shares	Amount	Shares	Amount			
December 31, 2014	1,000,000	$ -	-	$ -	-	$ -	$ -	$ (106,311)	$ (106,311)
Units issued for cash - MUA1	-	-	8,485	25,000	-	-	-	-	25,000
Units issued for cash - MUA2	-	-	8,557	25,000	-	-	-	-	25,000
Units issued for cash - MUA3	-	-	35,788	100,000	-	-	-	-	100,000
Contributed capital	-	-	-	-	-	-	3,327	-	3,327
Net income (loss)	-	-	-	-	-	-	-	(183,029)	(183,029)
December 31, 2015	1,000,000	$ -	52,830	$ 150,000	-	$ -	$ 3,327	$ (289,340)	$ (136,013)
Units issued for cash - MUA4	-	-	89,466	225,000	-	-	-	-	$ 225,000
Profits Interest compensation	-	-	17,101	12,249	-	-	-	-	$ 12,249
Retained Earnings Adjustments	-	-	-	-	-	-	-	1,199	$ 1,199
Net income (loss)	-	-	-	-	-	-	-	(436,450)	$ (436,450)
December 31, 2016	1,000,000	$ -	159,397	$ 387,249	-	$ -	$ 3,327	$ (724,591)	$ (334,015.44)
Units issued for debt conversion	-	-	-	-	-	-	-	-	-
Units issued for cash	-	-	-	-	-	-	-	-	-
Discount on convertible debt	-	-	-	-	-	-	-	-	-
Profits Interest compensation	-	-	39,357	16,704	-	-	-	-	16,704
Retained Earnings Adjustments	-	-	-	-	-	-	-	6,070	6,070
Net income (loss)	-	-	-	-	-	-	-	(208,016)	(208,016)
December 31, 2017	1,000,000	$ -	198,754	$ 403,953	-	$ -	$ 3,327	$ (926,537)	$ (519,257)

NOTE: Profits interests have be valuated using a discounted cash flow methodology over a 5 year span at a 35% discount rate then allocated to year year based on the vesting period.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

ARTICHOKE is pending **StartEngine Approval.**



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ARTICHOKE

All-In-One Business Platform

Small OPO · Baltimore, MD · Software & Services · Accepting International Investment

Own Part Of The Brand Empowering Entrepreneurs

Invest in Artichoke

“We set out to build a company that would focus on removing the obstacles standing in the way of financial and lifestyle success for millions of entrepreneurs following their passions. We started with a humble beta app which evolved into a fully featured business platform that’s powerful yet very simple to set up and use.

Over 2,000 user have helped us test and refine the platform over the past year, generating over 10,000 interactions which have been the guideposts for design, engineering, and customer engagement. In late 2017 we hit product critical mass as users started to convert from free accounts to paying accounts at double the rates from previous months. This fueled even more interactions and spawned a growing base of recurring revenue. Now it’s time to put some customer acquisition fuel in the tank and fire this baby up!

The first phase of the business platform is already complete with capabilities to combine several tasks that are often handled with several different apps or manually. Web site, online schedules, payments, reminders, clients data, referral and review automation are just a few of the powerful asset that work “out-of-the-box.” In phase two we’ve already introduced data security standards which comply with HIPAA for our wellness oriented users in addition to developing capabilities for membership based businesses which will further expand the types of occupations we serve in 2018.

Our vision is to be the best all-in-one business platform in the world for entrepreneurs in appointment-based businesses.

In 2018 we’ll expand our commercial focus so that the message will reach more potential users around the globe in three ways. Channel partnerships, strategic product partnerships, and co-marketing relationships with adjacent, complementary services. So far, we’ve launched two white label programs and are close to announcing a product integration partnership with a well known business utility solution which will expand our reach to millions of new potential users.

Artichoke has carved a different path than other technology companies because we subscribe to the belief that great products and great companies are built by listening obsessively to users. We hope you’re inspired to be part of what is just the beginning of a global transformation in the workforce in the same way that crowdfunding is democratizing the ability to invest in companies like Artichoke.“

Justin Shelby
CEO & Founder


Appointments
20







The Offering

Investment

When you invest you are betting the company’s future value will exceed $4.1M.

For the first 30 days:
$2.66/Class B Unit

After 30 days:
$3.33/Class B Unit

Perks*
Bonus for All investors - Receive 50% off any full price Artichoke subscription - forever.
Invest in the first 30 days - Receive 20% Discount on Unit Price - Pay $2.66 per unit instead of $3.33 per unit.
Invest early and get more bang for your investment buck with the discounts shown above.

**All perks occur after the offering is completed.*

This Offering is eligible for the
StartEngine Owners' 10% Bonus.

*For details on the bonus, please see the **Offering Summary** below.*

Market Opportunity

34% of the U.S. workforce is freelancing or self employed. A total of 53 Million people are contributing $715 Billion to the economy and all the signs indicate that they are part of a substantial shift in the market. We estimate that there are at least 9 Million appointment-based business included in these counts with the global figures driving the market opportunity even higher.

The workforce is changing dramatically. Mobile technology enables remote productivity and attitudes are changing as workers seek to follow their passions. Artichoke was designed to make sure inspiration can be converted into execution by providing a nearly instant set of carefully procured capabilities which make it easy to spin up your appointment-based business and start earning.

Artichoke handles **scheduling, payments, client data, and critical marketing assets** with **powerful automations** that transform business owners into business rock stars.

Target Audience


53 Million Freelancers
34% OF AMERICAN WORKFORCE



Massage Therapists



Trainers



Stylists



Private Instructors



Cosmetologists



Tutors

What We've Accomplished So Far...

We've already raised $720,000 which enabled us to build the platform that's in the marketplace today. Over 2,100 users have helped us test the platform and our conversion of trial users to paying subscribers is now trending at over 22%, just a few points shy of what is considered a SaaS Software industry standard for excellence of 25%.

Artichoke users are also deeply engaged with the product on a daily basis which is a good indicator of the potential to retain subscribers for longer periods of time. As of the end of 2017, users had already created **12,950 appointments, 19, 451 check-ins, completed 6,919 payments**, and **added 2,000 clients**.


Sticky Engagement
12,950
Appointments Added
19,451
Check-Ins
6,919
Payments Collected
$700k
Payments Collected
2,000+
Clients Added


Paid Conversion Rate
25%
20%
15%
10%
5%
0%
3.2%
7.0%
15.5%
22.2%
2015 (BETA)
2016
2017
2018 (so far)

Once we recognized there were pockets of Artichoke users emerging all over the world , we quickly responded by enabling SMS, payment, currency, and time zone support in dozens of markets.

We're Global



Engagement Is Trending


Appointments Checked In by Month
2,900
2,175
1,450
725
0
Feb-17
Mar-17
Apr-17
May-17
Jun-17
Jul-17
Aug-17
Sep-17
Oct-17
Nov-17
Dec-17
Jan-18
Feb-18

Product Success

In 2017 we were able to start and launch some significant and highly requested features such as the ability to **customize** “My Web Page”, create “Add-on” services, **embed** Artichoke online booking into an existing website, **automate** client discounts, and **connect Artichoke with over 1000 other apps** creating nearly endless possibilities. However, the most significant introduction was the ability to **add multiple users to an Artichoke account** for an additional fee per user. This enabled Artichoke to grow alongside our most successful subscribers and expanded the market to include micro teams.


Optimize & Automate Operations
Marketing
Scheduling
Transaction
Client Data
Combine and automate routine actions to save time


Relax & Co.
You have an upcoming appointment.

Solves Major Problems for Appointment-Based Businesses



Our Design Philosophy

The design philosophy behind Artichoke is all about **keeping things simple.** This requires constant interaction with users to determine what we need to add, remove, and improve in additional to an obsession with **breaking down user problems into their most basic elements.** As we grow, it will be just as important to remove unused features as it will be to add new ones.



Passionate Community

Our users are passionate about how Artichoke has helped them simplify their business and earn more money.



"Artichoke solves small business mayhem."

Allissa Haines

Director of Shenanigans, Massage Business Blueprint



"I'm loving having this scheduling software. It makes my life a thousand times easier."

Danielle Krevenky



"This program has been easy to set-up, simple to use and support staff has been absolutely wonderful."

Maryjane Kuroly



Karen just booked online
Appointment today: 2pm

"Software takes care of the reminders, which frees up my time."

Vicki Buelow

Engagement & Retention



“We developed a data-driven customer acquisition strategy that takes into account every step of the customer journey.”

Attiya Abdulghany

Customer Acquisition Officer

How We Make Money

Subscription Revenue

Try It Free	Single User	Multi User
Optional Free Trial This varies for white label programs but for the Artichoke the partner	**Basic Single User Subscription** $25/mo without a free trial $30/mo with a 14 day free trial	**Add Additional Users** $25/mo per user $199/mo unlimited users

Like a Swiss Army Knife for Business

What does Artichoke do?



Artichoke

Online Booking	Scheduled Events
Website	Payments
Client Review Platform	Recurring Payments
Referral Automation	Product Bundles / Memberships
Reminders	Intake Forms
Gift Cards	Simple Reporting
Client Data	Retention Tools
Balances	

Best of all, Artichoke works on ANY device because it's a web app. Nothing to download and your account is always up to date and secure.

Culture of User-Driven Innovation



User-driven product innovation is a marathon not a sprint. We enjoy this journey and make it part of our daily focus to stay extremely close to the users so we can fulfill our goal to listen better than any other company and bring forth the best solutions as a result..

In 2018 we're planning an early string of introductions including the ability for subscribers **to sell bundled services and memberships**, further expanding our ability to serve a variety of appointment based businesses.


4:19 PM
Jamie
Templates
Subjective
AUG 1, 2015
Objective
Assessment
Plan


invoicing
client data
feedback
automations
reviews
online booking
payments

Shortly thereafter, we will be introducing a new product integration partnership with a well known, complimentary business utility software platform which expand our capabilities and market reach even further.

Also in the works is a very high demand set of features which will give users the ability create and manage client onboarding forms such as waivers and intake questionnaires directly inside Artichoke. Something competitors can't do well without 3rd party plugins.

Expanding Marketing & Customer Acquisition

Our customer acquisition strategy includes three basic channels beyond traditional paid advertising channels. All of these generate new subscribers at a much lower cost that paid channels and help drive more organic traffic to the site.

In 2017 we **closed two "Powered by Artichoke" white label programs** with a combined total audience of over 100,000. In 2018 we have our eyes set on opportunities with **franchises** and more **trade groups**.

In 2017 we closed a **strategic product partnership** with a very well known business utility software platform which will launch in Q2 of 2018.

In 2017 we were able to establish **nine affiliate partnerships, including a podcast** which include a discount incentive for the members of the affiliate's community.

90,000 Members

"Powered by Artichoke"

10,000 Fitness Professionals

"Powered by Artichoke"

Affiliate Programs

Discounts for Affiliate Members

Building a Strong Ecosystem

In 2018 we will continue building a **strong ecosystem** which includes internal product development, strategic integrations with other companies, and co-market partners.   This ecosystem of select partners will revolve around **simplifying powerful solutions** for users, discovering new opportunities to **lower acquisition costs per new customer**, and **driving product innovation**.



“This next generation of software and apps will be part of a new ecosystem driven by the needs of the new workers who care less about what it's called than how it makes running your own show, with little to no help, possible.”

Inc.

Robust Technology And Data Security

Artichoke has been built on a highly scalable technology stack which is hosted on an network infrastructure which **meets the requirements for protecting personal health information (PHI) as outlined by HIPAA.** Although not all users require this level of security, it provides peace of mind for every subscriber and their clients in an increasingly scary world of data breaches. Our hosting infrastructure is set up to automatically spin up additional resources when our traffic increases without any manual intervention.



Capterra

"Artichoke really does offer it all!"

6.5M visitors per month

Our Team










The Impact of Your Investment

Where the Money Is Going

1

Business development and **customer acquisition.**



2

User-driven product **innovation** and **feature enhancements.**


Dashboard
$480
$520

3

Continue to **hire top talent** which will propel us forward.


Dashboard
20

This crowdfunding offering is intended to continue the execution of our product development and customer acquisition plans. The main goal is to drive more people into the product in cost efficient ways by nurturing partnerships, co-marketing opportunities, media placements, and through some paid channels. Most of the funds raised in this round will be used for a engineering and customer acquisition.

Why Did a Former VC Invest in Artichoke?

Glenn Falcao Perspective



Own A Part of The Workforce Revolution

January 2015



Beta Launch

We launched a rough beta version of Artichoke to start gathering user feedback.

July 2015

TEDCO Invests $100k

Maryland Technology Development Corporation selects Artichoke out of several companies for a $100k investment to kick off a production build.

September 2015



Millennial Media Co-Founder Invests $100k

Co-Founder and Formed CEO of Millennial Media Invests $100k signaling traction on market opportunity.

July 2016



NEW: Production Soft Launched

Production version of the all-in-one business platform soft launch - based on beta user feedback.

November 2016

NEW: Artichoke Connects with 1000+ Apps

Integration launch with 3rd party integration hub Zapier enables Artichoke to connect with 1000+ other apps and exposing Artichoke to millions.

December 2016



Former Bessemer Ventures VC Invests

Glenn Falcao, former Bessemer Venture VC, participates in financing round which ends up totaling $225k.

July 2017

Favorable App Review Reaches 6.5M

App experts at Capterra publishes a favorable review of Artichoke

August 2017

Artichoke Featured

The full circle of apps back to all-in-one platforms features Artichoke.

November 2017

White Label Partnership: ABMP

Artichoke launches white label program with 90k member trade group ABMP for body work professionals.

December 2017

White Label Partnership: HYLETE

Artichoke launches white label partnership with performance apparel company HYLETE for professional trainers.

January 2018

NEW: HIPAA Security Partnership

AWS network partner ClearData selected for best in class HIPAA compliance and data security.

Q2 2018

SAAS PARTNERSHIP (ANTICIPATED)

Launch integration partnership with a high profile business SAAS leader.

In the Press

SHOW MORE

Meet Our Team



Justin Shelby

CEO - Founder - LLC Manager

Justin is a product and brand development expert in addition to being an experienced entrepreneur. Justin has the proven ability to develop, grow, and lead

businesses by understanding user needs and finding efficient channels. His experience spans Fortune 500, growth stage, and start up companies in a variety of product, marketing, and leadership roles. Justin is the founder of Artichoke and has served as the CEO since 2014.



Attiya Abdulghany

Chief Acquisition Officer

Attiya is a seasoned digital marketing and product strategist that has 15 years of experience fulfilling both generalist and specialist roles across a variety of industries and verticals. Attiya has been part of the Artichoke team since 2016. Prior to joining Artichoke, Attiya has been the Chief Right Brain Officer - Founder - CEO at Oliver & Sons (since 2013), a digital marketing agency. Prior to that she held the position of Marketing VP at TuneUp Media (2008-2013), where she oversaw the company's customer acquisition and retention strategy, eCommerce experience, business intelligence and analytics initiatives, social media and communications efforts. Her multi-channel marketing strategies have lead the company to consistent year-over-year growth. She has also helped lead the company towards achieving key product milestones, including the development and launch of TuneUp Mobile, a music recognition app for iOS; and several major product updates and new feature releases. As a experienced leader, Attiya is able to motivate and inspire cross-functional teams towards achieving revenue, product, business and marketing goals. She has experience managing marketing professionals, as well as product, design and engineering teams.



Andrew Betlyon

Creative Director

Andrew is a creative director with 14+ years of designing user experiences in both NYC and SF. He's worked for a long list of brands that include: Apple, Annie's, LG, Lyft, National Geographic, and Pebble. His mission is to continue creating brands that make a positive impact on people and the environment.



Andras Balogh

Full Stack Developer - Lead Engineer

Andras is a full-stack web developer with 10+ years experience in javascript, REST web services with java backend and relational databases. He has a Bachelor of Science in Maths and Computer Science. As a team leader he managed various projects with 3-6 team members and worked in several big projects both in EU and US. As a developer to him it is important to always use the latest technologies, frameworks and backend solutions to create web applications that meet the highest standards of security and usability.



Glenn Falcao

Investor - Advisor - Former VC

Glenn is currently President of Falcao Investment Group, an investment firm he founded in 2001.He focuses on funding early stage technology companies and he is a partner in a real estate investment firm that invests in commercial real estate in south Florida. Prior to founding his company, Glenn worked with Bessemer Venture Partners, a Venture Capital Partnership in Boston. Before joining Bessemer, he was the Executive Vice President of Corvis Corporation; an optical networking company that he helped take public in one of the most successful IPOs in 1999. Before Corvis Glenn held various executive management positions at Nortel Networks where he was instrumental in the launch of their Optical Networking business and their Internet business. He has been involved in the Communications industry for over 20 years and sits on a number of company boards. Glenn is past chair of the Horizon Foundation and continues to serve on the Board. He is the Board Chair of St. Vincent de Paul of Baltimore and serves on the advisory board of Partners in Excellence; which administers a number of Catholic schools in the inner city of Baltimore. He is a founding member of the US Indian American Chamber of Commerce. Glenn lives in Maryland with his wife Beth and has two daughters Genesa and Jenael.



Paul Palmieri

Advisor - Investor - Entrepreneur

Paul Palmieri plays a dual role of investor and advisor to seed and venture stage companies. He serves as a General Partner of Grit Capital, a NY and Maryland based early-stage fund. He focuses on data and AI based businesses in the areas of consumer software, marketing technology, media, and commerce. Some of his current investments include Niche, Pulse8, Scorestream, Immersv, Yet Analytics and Moonlighting. He serves on the board member at Niche, and as an observer at iFundWomen. Mr. Palmieri is a successful entrepreneur in the internet space – most notably in the mobile ecosystem. He was the co-founder, Chairman and CEO of Millennial Media (NYSE:MM) from 2006 to 2014, a market leading advertising technology company. He led the company from concept to several hundred million USD in revenue, operations on three continents, a successful IPO, and operation and growth as a public company. Prior to Millennial Media, he held management positions at Verizon (NYSE: VZ), Advertising.com (AOL), and Tessco Technologies (NASDAQ: TESS). He has been a frequent guest on CNBC, Fox Business, and Bloomberg Television, as an expert in user data, and the secular trend of mobile computing. Mr. Palmieri is the former Global Chairman of the Mobile Marketing Association, and served on the board of the Interactive Advertising Bureau. He is a current national judge for the EY Entrepreneur of the Year program, was a winner of the award in the technology category in 2011, and was named Executive of the Year in 2011 by the American Business Awards. Mr. Palmieri is a graduate of Mount St. Mary's University, where he serves as a Trustee. He lives in Baltimore,



Mike Flannery

Advisor - Investor - Human Capital

Michael is the Managing Partner and Founder of Redwood Partners, an international executive search and venture firm he founded in 1994. Redwood was one of the first executive search firms to specialize in emerging technology ventures. The firm has developed a unique skill set that helps entrepreneurs, venture capitalists, and corporations build next-generation technology ventures. Over the years, Redwood has developed ways to foster these young businesses with sister seed funds and acceleration services. Michael and his team run executive searches for "C" level executives and the core executive team that will drive the overall business. In addition, Redwood has developed practices around Board development, both the placement of key Independent directors as well as advisory Boards that have been selected early on to help the venture gain traction early. Redwood has developed boards that can act as investors and valuable advisers early in a venture's development. Over the past several years, Redwood has expanded to helping entrepreneurs through acceleration services, providing seed capital, office space, and the full range of human capital services including syndication to the best suited venture capital firms. Michael spends most of his time between Manhattan and San Francisco. Michael is a graduate of Cazenovia College in central New York with a Bachelor's in Science; he is on the Board of trustees contributing to student advancement programs as well as a member of the 1824 Society. Michael is on the Board of the New York Venture Capital Association and he co-Chairs Friends of Belfast. In the past, he has been honored by Crain's Top Tech 100. Michael lives in Manhattan and upstate



Henry Hagan

Investor - Advisor - Leader

Henry currently serves on corporate boards, within and outside the financial services industry, where his skills and experience in governance, leadership, risk management, sales and marketing, operations, and acquisitions, provide value. He serves on the boards of Benchworks, Inc., First Command Financial Services, Inc., Foundation Partners Group, LLC, Plastic Revolutions Inc., and UTI International Singapore Private Limited. He serves as Non-Executive Chairman for Foundation Partners Group, Risk Committee Chair for First Command, and as Finance Committee Chair for Plastic Revolutions. Additionally, as Founder and CEO of Vector Advisory, LLC, he is helping business owners and CEOs enhance their long-term growth and profitability, through his advisory services. Mr. Hagan previously served as Chairman, President, and CEO of Monumental Life Insurance Company (recently renamed Transamerica Premier Life Insurance Company), one of the nation's largest statutory life insurance companies, which is a wholly owned subsidiary of AEGON nv, one of the world's largest life insurance and pension companies. He served in this capacity from 2002 through 2010. He served as the President of Monumental Life from 1997, and as President, and CEO from 1999. Concurrent with his executive leadership role at Monumental Life, Mr. Hagan served AEGON in the additional roles of Country Unit Head for Corporate Social Responsibility, and as a director of the AEGON Transamerica (charitable) Foundation.

Randolph Metcalfe

Investor - Entrepreneur

Over 30 years successful experience in investing in hundreds of public companies and more than a dozen privately-held entities. Particular emphasis in private healthcare companies. Various private company investments involve board positions. Randy was also a member of the executive team for a publicly-traded human resource and employee benefit outsourcing company with over 1800 employees that experienced 50% annual compounded growth in revenues and profits during its 5 years as a public company. Forbes magazine named ABR as one of Best 200 Small Companies (out of a universe of over 15,000 companies) in U.S. for 3 straight years. Inc. magazine named ABR as one of the fastest growing U.S. companies for 3 consecutive years and Fortune named ABR as one of the 100 Fastest Growing Public Companies in America of any size. Over 50,000 client companies including 25% of the Fortune 500. Stock rose over 1000% and market capitalization topped $1 billion. Purchased by Ceridian Corporation.

Maryland with his wife and 2 children.

NY, and he is married with two daughters. When he is not working he loves to find time for the Bras Coupe Fishing Club in Quebec, Canada. You also may find him on an occasional Sunday in The Coach's Club supporting the New York Giants football team.

Offering Summary

Maximum 32,100 Class B Units ($106,893.00)

**Maximum subject to adjustment for bonus units. See 10% Bonus below*

Minimum 3,003 Class B Units ($9,999.99)

Company	ARTICHOKE, LLC
Corporate Address	1111 Light Street, 4th Floor (Betamore), Baltimore MD 21230
Description of Business	All-in-one Platform for Small Teams and Solo Practitioners in Appointment-Based Businesses
Type of Security Offered	Class B Units
Purchase Price of Security Offered	$2.66 for the first 30 days of the Offering,
	$3.33 thereafter
Minimum Investment Amount (per investor)	$249.75

Perks*

Bonus for All investors - Receive **50% off** any full price Artichoke subscription - forever.

Invest in the first 30 days - Receive **20% Discount** on Unit Price - Pay $2.66 per unit instead of $3.33 per unit.

Invest early and get more bang for your investment buck with the discounts shown above.

**All perks occur after the offering is completed*

The 10% Bonus for StartEngine Shareholders

ARTICHOKE, LLC will offer 10% additional bonus units for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any units you purchase. For example, if you buy 100 Class B Units at $2.66 / share, you will receive 10 Class B Bonus Units , meaning you'll own 110 units for $266. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments. Specifically, the company use a portion of proceeds for team member deferred compensation, founder compensation, and repayment of promissory notes to founders.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow ARTICHOKE to get notified of future updates!

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VIDEO TRANSCRIPT (Exhibit D)

Artichoke Main Video

34% of the workforce is now self employed. That's 53 million people in the US alone. Technology, changing attitudes regarding the definition of work, and a desire for greater fulfillment are driving more people away from traditional employment to follow their passions. Artichoke was inspired by the passions of this next generation of service providers which lead us to build the first all-in-one business platform specifically designed for them.

I'm Justin Shelby, the founder and CEO of Artichoke and I've got a real passion for connecting customer needs with new product development.

Artichoke solves some major problems with a set of simple yet powerful tools which are easy to set up and use. Simply put, Artichoke is an instant solution for online scheduling, payments, client data, critical marketing assets, and powerful automations which tie everything together in a way that transforms new subscribers into business rock stars.

Our stellar team includes experts in software engineering, user interface design, branding, digital marketing, data analytics, and customer acquisition so we're well equipped to get the job done.

Artichoke fills a void between using dozens of single function products like payment gateways and scheduling apps to run a business on one end, vs deploying small business enterprise platforms like Mindbody which are overly complex and expensive on the other end.

We're building the best business platform in the world for the next generation of service providers across multiple occupations who share a common goal of running their own business. Best of all, it works perfectly on any device.

Artichoke has already established two white label programs and a partnership with an industry leader in the business software space which will expand our reach to millions of potential users.

The business platform is just the beginning of the string of innovations fuled by thousands of interactions between users around the world. These interactions are shaping our product road map and nurturing new ideas from concept to delivery on a weekly basis.

Invest in Artichoke and become part of the revolution to empower millions of people around the world with the tools they need to focus on what they love, serving clients.

Alissa Video

I'm Alissa Haines, cofounder of MassageBusinessBlueprint.com, where we provide resources to help massage therapists attract more clients and make more money. But more importantly, I've been a practicing massage therapist and business owner for 13 years. So many of us have been hacking together scheduling and charting and financial and credit card systems, but Artichoke puts it all together and solves the small business mayhem. It's super easy to set up and just get started, so you can focus on doing the work you love.

Justin Video

We started this company with an intense focus on translating customer feedback directly into the product roadmap, and into weekly feature enhancements faster than any other company. The belief being that this journey is a marathon, not a sprint, and that if we continue to listen vigilantly and stay true to our goal of simplifying the solutions we introduce so that subscribers can easily set up and use the product, Artichoke will be the best platform in the world.

Our support inquiries feed directly into a public [slide 00:00:29] channel so that our entire team has a constant awareness and connection to the subscribers. At the end of the day we aim to understand the needs of the small team and solo user better than any other company. It's part of building the best business platform in the world.

Customer Acquisition Video

Over the last year, we've worked tirelessly to create a data-driven customer acquisition strategy that takes into account every step of the user's journey. We start with our demand creation programs, which are fueled by really aggressive A/B testing of things like landing pages and messaging, new networks, new channels, you name it. Once the user's into the app and trying Artichoke, we use a closed loop reporting system that effectively brings feedback directly from the user into our sales and marketing funnels. Basically what that means is we're able to marry this qualitative data with super-granular quantitative data through our analytics platform to create a super awesome experience that's guaranteed to deliver on our brand promise time and time again.

Glenn Falco Video

Hi. My name is Glenn Falcao. I have been a venture investor for a number of years institutionally with Bessemer Venture Partners and now I'm an angel investor in the DC-Baltimore area.

When I look for an investment, there are a number of things I look for, but specifically I look for three main areas. Number one. Is the market large enough? Is it worth going after? Number two. Are we solving a real problem? Thirdly, is there a team that can execute? When I looked at Artichoke, it is playing in a market that's just beginning to grow, to expand in a very, very large way. We are fundamentally changing the way people work and a large segment of our population is going to be working as a contractor in a contracting industry. That has been empowered by technology. Artichoke is working on that technology to allow people to do what they do best and look after all the back office requirements that normally you would get from a larger company.

Artichoke is empowering that change in the way we work. Thirdly, I think that Justin is a proven entrepreneur. He's built teams before. He understands the value of customer relationships and building a customer centric company. For that reason, I think he has built a great team and has built a great company around that. Artichoke basically meets all my requirements, very large market and growing, solving a real problem, and built around a very strong team.

Andrew Betlyon Video

When we first started the Artichoke design process we were really focused on the user, the sole practitioner. We really got to know their pain points and what they did and didn't like about current business processes and even the apps they were using. What was it that we could introduce that would make their lives easier? One example is we know some sole practitioners really struggle with scheduling. We call it scheduling instability. In other words, they don't know from week to week to day to day how many appointments they're going to have. So what we did with Artichoke was on the Artichoke dashboard we designed a visual snapshot of the visual subscriber's week so every time they log into the dashboard they can see how many appointments they have. So if they have gaps or holes in their schedule they can take immediate action to start booking appointments. The design philosophy for Artichoke is keep things as visually and as simple as possible. We know our users are spending a lot of time on their devices during the day. So whether they're on their mobile phone, a tablet, or a desktop Artichoke has to function great and work great, but it also has to look great too because our users are spending a lot of time with us. So whether you're a single user or you're a small team, so you're someone managing other users on the same Artichoke account, Artichoke works great and it looks great too.

Andras Balogh Video

My name is Andras Balogh- developer working on Artichoke. We have built Artichoke on a robust scale which includes a Java Script front end, a website layer built in Java, and a database. We organize our new development into new features and enhancements and bug fixes to daily interaction to customers and the product team. The application has very high security standards with data encrypted addressed and in transit so our subscribers can be confident that their business data is secure with Artichoke. Our hosting partners AWS and Clear Data ensure that we have the resources we need to keep the system running at optimal speeds at all times. In addtion to meeting the standards for hippa compliance as it relates to protecting personal information.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

THIRD AMENDED AND RESTATED OPERATING AGREEMENT
OF
ARTICHOKE, LLC

THE MEMBERSHIP INTERESTS DESCRIBED HEREIN HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE SECURITIES LAWS OF ANY STATE OR JURISDICTION. NO SALE, OFFER TO SELL, OR OTHER TRANSFER OF THESE INTERESTS MAY BE MADE BY A MEMBER UNLESS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR UNLESS, IN THE OPINION OF COUNSEL TO THE COMPANY THE PROPOSED DISPOSITION FALLS WITHIN A VALID EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF ANY APPLICABLE SECURITIES LAWS.

THIRD AMENDED AND RESTATED OPERATING AGREEMENT OF
ARTICHOKE, LLC

This THIRD AMENDED AND RESTATED OPERATING AGREEMENT ("**Agreement**") is made effective as of [February 28], 2018 (the "**Effective Date**") by and among the Members (as hereinafter defined).

WHEREAS, UrbanEx, LLC (the "**Company**") was organized as a limited liability company under the Maryland Limited Liability Company Act (the "**Act**") pursuant to the articles of organization (the "**Articles of Organization**") filed with the State Department of Assessments and Taxation of the State of Maryland (the "**SDAT**") on March 19, 2004, and was governed by an Amended and Restated Operating Agreement of UrbanEx, LLC, as amended by that certain First Amendment to Amended and Restated Operating Agreement, effective as of April, 2015, which was later amended and restated in the form of a Second Amended and Restated Operating Agreement dated effective as of June 11, 2015 (as amended, the "**Operating Agreement**"); and

WHEREAS, the Members desire to enter into this Agreement to amend and restate the Operating Agreement in its entirety and to regulate and establish the affairs of the Company and the relations of its Members.

NOW, THEREFORE, in consideration of the foregoing recitals and of the mutual promises of the parties hereto, each to the others, and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I

FORMATION OF COMPANY

Section 1.1 Name. The name of the Company is "Artichoke, LLC." The Company has registered trade names with the SDAT as "Artichoke CMS" and "Artichoke Client Management."

Section 1.2 Principal Office and Resident Agent of the Company; Mailing Address. The resident agent of the Company is Justin O. Shelby located at 2 West Montgomery Street, Baltimore, Maryland 21230. The principal office and mailing address of the Company is 2 West Montgomery Street, Baltimore, Maryland 21230. The Manager (a) may designate such other offices of the Company as it deems necessary from time to time, and (b) shall have the power, for and on behalf of the Company, to designate a resident agent (or other agent for receipt of service of process) in each jurisdiction where required by law, or otherwise designate, to the extent required, an office, place of business or mailing address within or without such jurisdictions.

Section 1.3 Term. The Company commenced on the date the Articles of Organization of the Company were accepted for record with the SDAT. Unless terminated in accordance with the provisions of this Agreement or the Act, the Company's existence shall be perpetual.

Section 1.4 Formation and Tax Classification. The Company has been formed as a limited liability company under and pursuant to the Act. The Members intend that the Company will be classified as a partnership for federal, state and local income and franchise tax purposes and each Member and the Company shall file all tax returns and shall otherwise take all tax and financial reporting positions in a manner consistent with such treatment. The Members intend that the Company shall not be a partnership (including, without limitation, a limited partnership) for any other purpose.

ARTICLE II

DEFINITIONS

Throughout this Agreement, the words listed in this Article II within quotation marks shall have the meanings given to them. In addition, terms which are capitalized and defined elsewhere in this Agreement shall have the meanings given to them where they are so defined.

"**Act**" has the meaning given to that term in the recitals.

"**Additional Interests**" has the meaning given to that term in Section 4.6.

"**Additional Member**" means a Member admitted to the Company other than as an assignee or transferee of all or a portion of a previously admitted Member's Interest in the Company.

"**Affiliate**" means, with respect to any Person, another Person who directly or indirectly through one or more intermediaries controls or is controlled by or is under common control with such Person. The term "control" as used herein (including the terms "controlling," "controlled by," and "under common control with") means the possession, direct or indirect, of the power to: (i) vote ten percent (10%) or more of the outstanding voting interests of such Person; or (ii) otherwise direct the management policies of such Person by contract or otherwise.

"**Agreement**" has the meaning given to that term in the introductory paragraph.

"**Appraised Value**" has the meaning given to that term in Section 7.3.

"**Artichoke IP**" means the intellectual property described on Exhibit C.

"**Articles of Organization**" has the meaning given to that term in the recitals.

"**Attachment Transfer**" means any Member's Interest or any right or interest therein being Transferred or becoming subject to Transfer by attachment, levy or otherwise by operation of law.

"**Bankruptcy**" means, with respect to any Member or the Company: (i) its filing a petition in or bankruptcy or the commencement of a proceeding in bankruptcy or for reorganization or for the adoption of an arrangement under the United States Bankruptcy Code (as now or in the future amended) or an admission seeking the relief therein provided; (ii) its making an assignment for the benefit of creditors; (iii) its consenting to the appointment of a receiver for all or a substantial part of its property; (iv) its being adjudicated bankrupt or insolvent; (v) the entry of a court order appointing a receiver or trustee for all or a substantial part of its property without its consent; or (vi) the assumption of custody or sequestration by a court of competent jurisdiction of all or substantially all of its property.

"**Capital Account**" means, with respect to any Member, (i) the amount of money contributed by it to the Company, (ii) the fair market value of property contributed by it to the Company (net of liabilities secured by such contributed property that the Company is considered to assume or take subject to under Section 752 of the Code), and (iii) allocations to it of Company income and gain (or items thereof), and decreased by (iv) the amount of money distributed to it by the Company, (v) the fair market value of property distributed to it by the Company (net of liabilities secured by such distributed property that such Member is considered to assume or take subject to under Section 752 of the Code), (vi) all allocations to it of expenditures of the Company described in Section 705(a)(2)(B) of the Code, and (vii) allocations of Company loss and deduction (or items thereof); subject to such other adjustments required by Treasury Regulations Section 1.704-1(b)(4) (or any corresponding successor provisions). In all events, such Capital Accounts shall be maintained in accordance with the Treasury Regulations promulgated under Section 704(b) of the Code. In connection with the admission of an Additional Member, the Capital Accounts of the Members shall be restated to their fair market values in the determination of the Manager, in its commercially reasonable discretion.

"**Capital Call Notice**" has the meaning given to that term in Section 4.3.

"**Capital Contribution**" means the amount of cash and the fair market value of assets (as of the date of contribution), net of any liabilities, contributed to the Company by each Member. Any reference in this Agreement to the Capital Contribution of a then Member shall include a Capital Contribution previously made by any prior Member with respect to the Interest of such then Member. The Capital Contributions of the Members as of the date of this Agreement are as listed on Exhibit A.

"**Capital Transaction**" means a refinancing, sale, exchange or other disposition of all or substantially all of the Company's assets.

"**Capital Transaction Proceeds**" means cash receipts from a Capital Transaction (other than Liquidating Capital Transaction Proceeds) plus any amounts released from reserves from a Capital Transaction less (i) all cash expenditures associated with a Capital Transaction and (ii) such amounts reserved for future operating expenses, as the Manager may determine.

"**Cash Flow**" means, for any fiscal year, all cash receipts of the Company (other than Capital Contributions and Capital Transaction Proceeds) plus amounts released from reserves, less the sum of: (i) all cash expenditures; (ii) such amounts as necessary to make tax distributions to the Members pursuant to Section 5.4; and (iii) such other reasonable cash reserves to meet anticipated expenses as the Manager shall determine from time to time.

"**Cause**" means, with respect to a Member (each, an "employee" for the purposes of this definition), a termination of employment with the Company or its Affiliates for any of the following reasons: (i) the employee's willful failure to perform his duties (other than any such failure resulting from incapacity due to Disability); (ii) the employee's willful failure to comply with any valid and legal directive of the Manager; (iii) the employee's engagement in dishonesty, illegal conduct or gross misconduct, which is, in each case, materially injurious to the Company or its Affiliates; (iv) the employee's embezzlement, misappropriation or fraud, whether or not related to the employee's employment with the Company; (v) the employee's conviction of or plea of guilty or nolo contendere to a crime that constitutes a felony (or state law equivalent) or a crime that constitutes a misdemeanor involving moral turpitude, if such felony or other crime is work-related, materially impairs the employee's ability to perform services for the Company or results in material harm to the Company or its affiliates; (vi) the employee's failure to satisfy Minimum Obligations set forth on Exhibit B, or (vii) the employee's willful unauthorized disclosure of Confidential Information or breach of any of the provisions of Article XII. Except for a failure, breach or refusal which, by its nature, cannot reasonably be expected to be cured, the employee shall have ten (10) business days from the delivery of written notice by the Company within which to cure any acts constituting Cause; provided however, that, if the Company reasonably expects irreparable injury from a delay of ten (10) business days, the Company may give the employee notice of such shorter period within which to cure as is reasonable under the circumstances, which may include the termination of the employee's employment without notice and with immediate effect.

"**Change in Control**" means the occurrence of any of: (i) a sale of all or substantially all of the assets of the Company; (ii) a sale of fifty percent (50%) or more of the voting Interests of the Company; (iii) a merger, consolidation, share exchange, or reorganization; or (iv) any other transaction or series of related transactions, as a result of which fifty percent (50%) or more of the outstanding voting power of the Company is owned by a Person, or a group of Persons acting in concert, other than the Members immediately prior to such transaction (or series of related transactions). A redemption of Interests in accordance with this Agreement shall not constitute a Change in Control.

"**Closing**" has the meaning given to that term in Section 7.4.

"**Code**" means the Internal Revenue Code of 1986, as amended, and any successor statute thereto.

"**Company**" has the meaning given to that term in the recitals.

"**Company Business Concept**" means the development of mobile application software targeting service oriented businesses.

"**Company Client**" means, at any time: (i) any Person from whom the Company derived any sales revenue within the one year period immediately preceding such time; (ii) any other Person who utilized the products or services of the Company within the one year period immediately preceding such time; and (iii) any Person with whom the Company has a pending or active bid, proposal or similar submission.

"**Company Option Period**" has the meaning given to that term in Section 7.2.

"**Confidential Information**" means any proprietary or confidential information concerning: (i) the business operations or internal structure of the Company; (ii) any customer or supplier list of the Company; (iii) the financial condition of the Company; and (iv) other confidential information pertaining to the Company, including, but not limited to, trade secrets or other intellectual property, processes, techniques, sales figures, and marketing techniques. With respect to any Member, Confidential Information shall not include any information that (a) is or becomes generally available to the public other than as a result of a disclosure by such Member, (b) was available to such Member on a non-confidential basis prior to its disclosure by the Company to such Member, (c) becomes available to such Member on a non-confidential basis from a Person not known by such Member to be under an obligation not to transmit the Confidential Information to such Member or (d) was independently developed by such Member without reference to any of the Confidential Information.

"**Defaulting Member**" has the meaning given to that term in Section 4.3.

"**Departing Member**" has the meaning given to that term in Section 7.5.

"**Disability**" means, with respect to a Member, the first to occur of: (i) a declaration that a Member is incompetent under the laws of the State; (ii) a Member suffering or incurring an accident, illness, injury or other physical or mental incapacity which renders him totally unable to perform his normal duties for the Company for a period of twelve (12) consecutive months from the commencement of such condition, provided, however, that brief and intermittent interruptions of said period of inability which are occasioned by such Member's return to normal capacity shall not, by themselves, prevent that period from being one of total inability to perform his said normal duties.

"**Drag Along Members**" has the meaning given to that term in Section 7.6.

"**Drag Along Notice**" has the meaning given to that term in Section 7.6.

"**Drag Along Sale**" has the meaning given to that term in Section 7.6.

"**Economic Interest**" means a Member's share of the profits, losses and capital of the Company and the right to receive distributions of cash or property from the Company, as derived from the Units such Member owns.

"**Effective Date**" has the meaning given to that term in the introductory paragraph.

"**Equity Securities**" means any and all Interests of the Company and any securities of the Company convertible into, or exchangeable or exercisable for, such Interests, and warrants or other rights to acquire such Interests.

"**Excluded Securities**" means Equity Securities issued in connection with: (a) a grant of Interests pursuant to Section 4.5(a); (b) the conversion or exchange of any Equity Securities of the Company into Interests or the exercise of any warrants or other rights to acquire Interests; (c) any acquisition by the Company of any equity interests, assets, properties or business of any

Person; (d) any merger, consolidation or other business combination involving the Company; and (e) any transaction or series of related transactions involving a Change in Control.

"**Fair Market Value**" shall mean the fair market value of a Class B Unit as determined by the Company in its sole discretion with the assistance of its external accountants and/or a certified valuation firm.

"**First Option**" has the meaning given to that term in Section 7.5.

"**Fully-Exercising Member**" has the meaning given to that term in Section 4.6.

"**Intellectual Property Rights**" means, collectively, all ideas, processes, algorithms, techniques, trade secrets and other confidential information, rights in inventions (whether or not patentable), patents, utility models, patent applications, patent rights, copyrights, copyright registrations and/or applications, rights in derivative works, rights in any object code or source code, data base rights, moral rights, trade and business names, rights in domain names, registered and unregistered trade and service marks, registered designs, rights in unregistered designs, know-how, mask work rights, rights in trade dress and packaging, goodwill, all rights to prosecute existing and future infringement claims and to receive awards and settlements resulting from such claims, and all other proprietary, contractual or other intellectual property rights of a similar or corresponding character, whether or not registered or capable of registration, and whether subsisting in the United States or any other part of the world, together with all or any goodwill relating thereto, now existing or to be developed, relating in any way to the Artichoke IP and all technology, content and documentation pertinent thereto.

"**Interest**" means, with respect to each Member, the Member's entire Economic and Non-Economic Interest in the Company.

"**Invested Capital**" means, with respect to a Member, such Member's Capital Contribution, less any amounts distributed to such Member pursuant to Section 5.3(b).

"**Liquidating Capital Transaction**" means a Capital Transaction made in contemplation of and pursuant to a plan to discontinue the business of the Company or intent to liquidate and dissolve the Company as soon as practicable thereafter. A sale of all or substantially all of the Company's assets shall be deemed a Liquidating Capital Transaction unless provided otherwise by the Manager.

"**Liquidating Capital Transaction Proceeds**" means all cash receipts from a Liquidating Capital Transaction plus any amounts released from reserves as a result of such Liquidating Capital Transaction less all cash expenditures associated with such Liquidating Capital Transaction.

"**Liquidator**" has the meaning given to that term in Section 9.3.

"**Majority Selling Members**" has the meaning given to that term in Section 7.6.

"**Manager**" means the Person designated to manage the Company. The initial Manager shall be Justin O. Shelby. Subsequent Managers shall be appointed pursuant to Section 6.3.

“**Member**” means each Person designated as a Member of the Company on Exhibit A, and any Person who becomes a Member of the Company in accordance with the provisions of this Agreement, in such Person’s capacity as a Member of the Company.

“**Member Option Period**” has the meaning given to that term in Section 7.2.

“**Member Rights**” has the meaning given to that term in Section 7.9.
“**New Issuance**” means the issuance by the Company of additional Equity Securities other than Excluded Securities.

“**Non-Economic Interest**” means all of the rights of the Member in the Company other than the Member’s Economic Interest that are derived from the Units such Member owns, including but not limited to the Member’s right to (i) inspect the books and records of the Company, (ii) participate in the management of and vote on matters coming before the Company, and (iii) act as an agent of the Company.

“**Notice**” has the meaning given to that term in Section 4.6.

“**Obligation**” has the meaning given to that term in Section 4.3.

“**Option Interest**” means the entire Interest of a Withdrawing Member.

“**Option Notice**” has the meaning given to that term in Section 7.5.

“**Percentage Interest**” means a Member’s percentage interest of all outstanding Units, as adjusted from time to time in accordance with the provisions of this Agreement; provided, however, that when such term is used in this Agreement to calculate the Unit percentage ownership by a subset of all Members (e.g., in the case where certain Members are to be excluded from the calculation), such term shall mean the percentage ownership of Units of a Member calculated by reference only to the Units owned by such subset of the Members.

“**Person**” means an individual, partnership, corporation, governmental entity, limited liability company, other liability limiting entities, unincorporated association, trust and estate.

“**Plan**” has the meaning given to that term in Section 4.5.

“**Prime Rate**” means, on any date, the fluctuating prime rate of interest most recently identified as such and as published by the Wall Street Journal, or in the event that the Wall Street Journal shall cease to publish such information, by any other daily or weekly financial publication or electronic news source of substantial national circulation, selected by the Manager from time to time.

“**Profits Interest**” has the meaning given to that term in Section 4.5.

“**Purchaser**” has the meaning given to that term in Section 7.2.

"**Purchase Option**" has the meaning given to that term in Section 7.2.

"**Purchase Price**" means the purchase price for the Option Interest of a Withdrawing Member, as determined pursuant to Section 7.3.

"**Remaining Member(s)**" has the meaning given to that term in Section 7.5.

"**Required Majority"** means Members owning, in the aggregate, at least fifty-one percent (51%) of the Class A Units in the Company; provided, however, that the Class A Units of a Member (or assignee of a Member) that holds only an Economic Interest shall not be included in such calculation.

"**Restricted Period**" has the meaning given to that term in Section 12.2.

"**Sale Notice**" has the meaning given to that term in Section 7.5.

"**SDAT**" has the meaning given to that term in the recitals.

"**Second Option**" has the meaning given to that term in Section 7.5.

"**Second Option Period**" has the meaning given to that term in Section 7.5.

"**Securities Act**" means the Securities Act of 1933, as amended.

"**Selling Member**" has the meaning given to that term in Section 7.7.

"**Shortfall**" has the meaning given to that term in Section 4.3.

"**Shortfall Loan**" has the meaning given to that term in Section 4.3.

"**State**" means the State of Maryland.

"State Acts" means the securities laws of the State or any other jurisdiction.

"**Substitute Member**" means a Member admitted to the Company who receives his, her or its Interest in the Company as an assignee or transferee of an existing Member.

"**Tax Distributions**" has the meaning given to that term in Section 5.4.

"**Transfer**" or "**Transferred**" shall mean, when used as a noun, a voluntary or involuntary sale, assignment, substitution, transfer, pledge or other disposition (whether by gift, operation of law or otherwise), with or without consideration, and when used as a verb shall mean to cause or make any such sale, assignment, substitution, transfer, pledge or other disposition.

"**Transfer Notice**" has the meaning given to that term in Section 7.2.

"**Treasury Regulations**" means the regulations promulgated by the U.S. Department of Treasury from time to time with respect to the Code.

"**Triggering Event**" means, with respect to any Member, such Member's Bankruptcy, or Attachment Transfer. With respect to Kevin O'Conner and any Member who is granted a profits interest in the Company pursuant to Section 4.5, a Triggering Event shall also mean a termination of employment of such Member with the Company for Cause, or the Voluntary Withdrawal of such Member.

"**Unanimous Consent**" means the unanimous affirmative vote of the Members owning, in the aggregate, one hundred percent (100%) of the Class A Units; provided, however, that the Percentage Interests of a Member (or assignee of a Member) that holds only an Economic Interest shall not be included in such calculation.

"**Valuation Date**" means the date of the Triggering Event.

"**Vesting Member**" has the meaning given to that term in Section 7.9.

"**Voluntary Withdrawal**" means a Member's disassociation or withdrawal from the Company by means other than a Transfer of an Interest or Triggering Event.

"**Vesting Percentage**" has the meaning given to that term in Section 7.9.

"**Withdrawing Member**" has the meaning given to that term in Section 7.2.

"**Work Product**" means all writings, works of authorship, technology, inventions, discoveries, processes, techniques, methods, ideas, concepts, research, proposals, materials and all other work product of any nature whatsoever, that are created, prepared, produced, authored, edited, amended, conceived or reduced to practice by the Members (directly or indirectly) with others during the period of their membership in the Company and relating in any way to the business or contemplated business, products, activities, research or development of the Company Intellectual Property Rights or resulting from any work performed by the Member for the Company (in each case, regardless of when or where the work product is prepared or whose equipment or other resources is used in preparing the same), all rights and claims related to the foregoing, and all printed, physical and electronic copies and other tangible embodiments thereof.

ARTICLE III

BUSINESS AND PURPOSE OF THE COMPANY

The purposes for which the Company has been formed are to (i) develop mobile application software for service oriented businesses, (ii) engage in any lawful business or activity and (iii) do all things necessary, convenient or incidental to the foregoing.

ARTICLE IV

CAPITAL CONTRIBUTIONS; ADDITIONAL CAPITAL AND LOANS

Section 4.1 Capital Contributions; Capital Accounts; Units.

(a) The Members have contributed the Intellectual Property Rights, to the Company as their initial Capital Contribution. The Members have also loaned certain funds to the Company evidenced by the Promissory Notes attached hereto as Exhibit D. No other initial Capital Contributions will be made by the Members, but additional Capital Contributions may be made pursuant to this Section 4.2.

(b) By executing this Agreement, the Members hereby assign to the Company all of their right, title and interest in, to and under the Intellectual Property Rights held by each Member prior to the execution of this Agreement.

(c) Except as otherwise provided herein, no Member shall be required to lend any funds to the Company, nor make any Capital Contributions to the Company other than as set forth in this Section 4.2, nor shall any Member be liable for any debts, liabilities, contracts or obligations of the Company.

(d) The relative ownership interests of the Members in the Company shall be represented by units of Interest ("***Units***"). The Units of the Company shall consist of three (3) classes: Class A Units, Class B Units and Class C Units. The Class A Units, Class B Units and Class C Units shall have the rights, privileges and attributes set forth herein. Initially, the total number of Units that the Company has authority to issue shall be (i) [One Million Two Hundred Thousand (1,200,000)] Class A Units, (ii) [Five Hundred Thousand (500,000)] Class B Units, and (iii) a number of Class C Units up to the number that would not, after their issuance, cause the total Profits Interests (as hereinafter defined) to exceed twenty percent (20%) of the total issued and outstanding Units. Neither the Class B Units nor the Class C Units shall entitle the holders thereof to vote on or otherwise participate in the management or affairs of the Company. The name, address, class and number of Units held and Percentage Interest of each Member as of the date of this Agreement are as forth on Exhibit A of this Operating Agreement. From and after the date hereof, (i) any changes to such information appearing on Exhibit A shall be maintained in the Company's corporate records, (ii) no Member other than the Members holding Class A Units (each, a "**Class A Member**") shall be entitled to receive detail on the changes to such information on a Member-by-Member basis, (iii) such ownership information shall be available in summary form only (organized and aggregated by Class) to the Members other than the Class A Members.

Section 4.2 Additional Capital; Loans From Members.

(a) If at any time (or from time to time) the Manager determines that additional capital is needed by the Company for or in respect of its business or any of its obligations, expenses, costs, liabilities or expenditures ("**Additional Capital**"), such Additional Capital may be obtained by any means deemed necessary by the Manager, including one or more of the following: (i) borrowing the Additional Capital, with interest payable at then-prevailing rates, from commercial banks, savings and loan associations or other lending institutions or from any other Person, including, without limitation, any Member or Affiliate thereof (subject to the provisions of Section 4.2(b)); (ii) selling all or part of the assets of the Company (subject to the provisions of Article VI); (iii) requesting additional Capital Contributions from the Members pursuant to Section 4.3 or (iv) selling additional Units.

(b) Loans by Members to the Company shall not be considered Capital Contributions. If any Member shall loan funds to the Company, the making of such loans shall not result in any increase in the amount of the Capital Account of such Member. The amount of any such loans shall be a debt of the Company to such Member and shall be payable or collectible in accordance with the terms and conditions upon which such loans are made. No Member shall be required to lend any funds to the Company, make additional Capital Contributions or guarantee any loans or other liabilities for the Company, except on such terms and conditions as shall be mutually agreed upon by such Member and the Company provided, however, that any such loan to the Company shall bear interest at a commercially reasonable rate and shall be reasonably necessary for the operation of the Company.

Section 4.3 Capital Calls. In the event the Company has insufficient cash to timely pay any Company operating expense, liability, or other obligation (collectively, an "**Obligation**"), which the Company has incurred in connection with its business, the Manager may request additional Capital Contributions from one or more of the Members by providing written notice to the Company and all of the Members (a "**Capital Call Notice**") of the amount of the Obligation requested to be funded by the Members. Upon receipt of a Capital Call Notice, each Member receiving the Capital Call Notice shall be requested to make additional Capital Contributions to fund that portion of the Obligation that is equal to the amount determined by multiplying the total amount of the Obligation by the Member's Percentage Interest (only using the Interests held by Members receiving the Capital Call Notice when calculating the Percentage Interest). The Capital Call Notice shall include the Member's required contribution amount and the date upon which such amount must be paid to the Company, which date shall not be more than fifteen (15) days after the date of the Capital Call Notice. If any Member (a "**Defaulting Member**") fails to make his or its Capital Contribution as set forth in a Capital Call Notice (a "**Shortfall**"), then the non-Defaulting Member(s) (proportionately based upon the relative total Capital Contributions of the Members electing to cover the Shortfall) may make such Capital Contribution to the Company and the non-Defaulting Member's(s') entire Capital Contributions made pursuant such Capital Call Notice shall be treated as a loan (a "**Shortfall Loan**"), in which case such Shortfall Loan (I) shall be treated as a debt of the Company to the contributing Member, (II) shall not be considered a Capital Contribution or other part of the equity of the Company, (III) will be evidenced by a promissory note in commercially standard form bearing interest at eight percent

(8%) and (IV) shall be repaid in full prior to any distributions of Cash Flow or Capital Transaction Proceeds.

Section 4.4 Admission of Additional Members.

(a) Subject to the terms of this Agreement, any Person acceptable to the Manager may become an Additional Member of the Company by the purchase of Units for such consideration as the Manager shall determine in accordance with the terms of this Agreement. Each Additional Member shall: (i) agree to be bound by the provisions of this Agreement; (ii) execute and deliver such documents as the Manager deem appropriate in connection therewith; and (iii) contribute to the Company the agreed upon Capital Contribution in exchange for the Units purchased by such Additional Member. Each Additional Member shall have all the rights and obligations of a Member holding the class and series of Units purchased by such Additional Member as specified on Exhibit A. Upon the admission of any Additional Members pursuant to this Section 4.4, Exhibit A shall be appropriately amended, and no other consents or approvals shall be required.

(b) In the event that an Additional Member is admitted to the Company pursuant to this Section 4.4, the Percentage Interests of the Members shall be adjusted proportionately based upon their respective Percentage Interests immediately prior to the admission of the Additional Member, in the manner determined by the Manager.

Section 4.5 Profits Interests; Establishment of the Equity Incentive Plan.

(a) In order to advance the interests of the Members by enhancing the Company's ability to attract, retain and motivate persons who make (or are expected to make) important contributions to the Company by providing such persons with equity ownership opportunities and performance-based incentives and thereby better aligning the interests of such persons with those of the Members, the Manager shall have the right, power and authority, subject to the terms of this Agreement, but with no need for any further vote, consent, approval or other action of any Member, to establish an equity compensation plan of the Company (the "**Plan**"). Pursuant to and in compliance with the terms and conditions of this Agreement and the Plan, the Company, acting through the Manager, may from time to time and in one or more classes, issue certain membership interests in the company (including Class C Units) (each a "**Profits Interest**"), each such class to have such terms as stated or expressed herein, provided that the aggregate number of Profits Interest of all classes so designated by the Manager shall not exceed, twenty percent (20%) of the Percentage Interests of the Company. Pursuant to and in compliance with the terms and conditions of the Plan, any Profits Interest which are purchased or acquired by the Company (i) shall, automatically and with no further action necessary by any Person, constitute authorized but unissued Profits Interest hereunder undesignated as to class, unless otherwise determined by the Manager or provided by the terms of the relevant class of Profits Interest and (ii) may be reissued pursuant to and in compliance with the terms and conditions of the Plan except as otherwise provided by law or this Agreement. The Company shall not issue Profits Interests in an amount exceeding twenty percent (20%) of the Percentage Interests of the Company without Unanimous Consent.

(b) The relative rights, powers and duties, including voting rights and liquidation preferences (if any), the qualifications, limitations and restrictions thereof, and the applicable threshold amounts, strike prices or other similar vesting, hurdle or threshold requirements with respect to such Profits Interest will be set forth in this Agreement and/or the Plan and/or related grant agreements approved by the Manager.

(c) The Company and each Member hereby acknowledge and agree that the Profits Interest constitute a "profits interest" in the Company within the meaning of Rev. Proc. 93-27, and that any and all Profits Interest received pursuant to this Section 4.5 are received in exchange for the provision of services by the recipient or for the benefit of the Company or in anticipation of same. The Company and each recipient who receives a Profits Interest hereby agree to comply with the provisions of Rev. Proc. 2001-43, and neither the Company nor any recipient who receives a Profits Interest shall perform any act or take any position inconsistent with the application of Rev. Proc. 2001-43 or any future Internal Revenue Service guidance.

Section 4.6 Right of First Offer; Anti-dilution Rights. Subject to the terms and conditions specified in this Section 4.6, the Company hereby grants to each Class A Member a right of first offer with respect to a New Issuance. Each time the Company proposes a New Issuance, the Company shall first make an offering of such additional Equity Securities (the "**Additional Interests**") to each Class A Member in accordance with the following provisions:

(a) The Company shall deliver a notice by a nationally recognized expedited delivery service or electronic mail (the "**Notice**") to the Class A Members stating (i) its bona fide intention to offer the Additional Interests, (ii) the number of the Additional Interests to be offered and (iii) the price and terms, if any, upon which it proposes to offer the Additional Interests.

(b) Within five (5) calendar days after delivery of the Notice, the Class A Members may elect to purchase or obtain, at the price and on the terms specified in the Notice, Additional Interests; provided, however, that the number of Additional Interests to be purchased shall not exceed the proportion that the number of Units issued and held by such Class A Member bears to the total number of Units then outstanding. The Company shall promptly, in writing, inform each Class A Member that purchases all the Interests available to it (each, a "**Fully-Exercising Member**") of any other Class A Member's failure to do likewise. During the two (2)-day period commencing after receipt of such information, each Fully-Exercising Member shall be entitled to obtain that portion of the Interests for which Class A Members were entitled to subscribe but which were not subscribed for by the Class A Members that is equal to the proportion that the number of Units held by such Fully-Exercising Member bears to the total number of Units held by all Fully-Exercising Members desiring to purchase such unsubscribed portion of Units.

(c) The Company may, following the expiration of the period provided in Section 4.6(b), offer the remaining unsubscribed portion of the Units to any person or persons at a price not less than, and upon terms no more favorable to the offeree than those specified in the Notice.

Section 4.7 Call Right of the Company Applicable to Class B Members and Class C Members.

(a) At any time and for any reason, the Company may elect to purchase (the "**Repurchase Option**") Class B Units from the Members holding Class B Units (the "**Class B Members**") and/or the Members holding Class C Units (the "**Class C Members**"). The Company may provide any Class B Member or Class C Member with written notice of the Company's intention to exercise this purchase right, specifying the number and class of Units with respect to which the Company's purchase right shall be exercised (the "**Option Exercise Notice**").

(b) The purchase price per Class B Unit or Class C Unit in connection with the Company's exercise of its Repurchase Option shall be the greater of (i) one hundred ten percent (110%) of the original purchase price paid for such Unit(s) by the applicable Member (or predecessor of such Member) and (ii) the Fair Market Value of such Class B Unit or Class C Unit, as applicable, as of the date the Company exercises its Repurchase Option.

(c) Settlement of the purchase under the Repurchase Option will be made within sixty (60) days after delivery of the Option Exercise Notice. Payment of the purchase price will be made in cash. The Class B Units will be automatically terminated, and of no further force and effect, as of the settlement date with respect to the number of Class B Units and/or Class C Units so purchased.

Section 4.8 Consolidation of Ownership of Class B Units and/or Class C Units. If at any time the Manager determines in his sole discretion that the ownership of the Class B Units and/or Class C Units shall be contributed or transferred into one or more entities controlled by the Manager or a person or entity chosen by him (without altering the economic rights of the holders with respect to such Units) (each such entity, a "**Holding Company**"), the Manager may unilaterally cause the Class B Units and/or Class C Units then outstanding, or any portion thereof, to be contributed by the Members owning such Units (the "**Contributing Members**") into the Holding Company (or such other transfer of Units to the Holding Company effected by any other transaction determined by the Manager in his sole discretion) and the Members shall execute all documents requested by the Manager in furtherance thereof.

Section 4.9 Conversion to Corporation. Notwithstanding anything contained herein to the contrary, the Manager may cause the Company to be converted into a corporation pursuant to a financing transaction and/or in a transaction intended to qualify under Section 351 of the Code (the "**C Corp Conversion Transaction**"). Each Member shall consent to and raise no objections against, and shall take all necessary and desirable actions in connection with, the consummation of the C Corp Conversion Transaction. Without limiting the foregoing, in connection with the C Corp Conversion Transaction, the Manager shall determine the terms of exchange of each Units into entitlements in the successor corporation and the agreements to be executed in exchange therefor and agrees to promptly execute such documents requested by the Manager to be executed in connection therewith; *provided, however*, that for each Member holding a particular class of Unit, the Company shall use the same methodologies governing the conversion of such Member's class of Unit into entitlements in the successor corporation in respect of such class of Unit, as compared to other Members holding the same class of Unit.

Section 4.10 Grant of Power of Attorney. Each Member hereby constitutes and appoints the Manager with full power of substitution, as the true and lawful agent to act as attorney-in-fact for such Member with respect to the matters set forth in this Agreement (including, without limitation, this Article IV and Section 7.6), and hereby authorizes the Member to represent such Member and to execute all documents in furtherance of such Member's obligations under this Agreement. The power of attorney granted pursuant to the immediately preceding sentence is given in consideration of the agreements and covenants of the Company and the Members in connection with the benefits conferred to the Members under this Agreement and, as such, is coupled with an interest and shall be irrevocable unless and until this Agreement terminates.

ARTICLE V

PROFITS AND LOSSES; DISTRIBUTIONS

Section 5.1 Allocation of Profits and Losses.

(a) Except as provided in Section 5.7 and Section 5.8, the profits of the Company for each fiscal year of the Company shall be allocated among the Members as follows:

(i) First, to the extent of and in proportion to any losses allocated to the Members less any prior allocations under this Section 5.1(a)(i); and

(ii) Second, to the Members in proportion to their respective Percentage Interests.

(b) Except as provided in Section 5.7 and Section 5.8, the losses of the Company for each fiscal year shall be allocated among the Members in proportion to their respective Percentage Interests; provided that no losses shall be allocated to a Member if such allocation would result in a negative balance in the Member's Capital Account for the year in which the allocation relates, any such losses shall be reallocated to the other Members in proportion to their respective positive Capital Account balances until they have been reduced to zero. Any additional losses shall be allocated to the Members in accordance with their Percentage Interests.

Section 5.2 Determination of Profits and Losses. The net profits or net losses of the Company shall be determined in accordance with the accounting methods followed for federal income tax purposes and otherwise in accordance with sound accounting principles and procedures applied in a consistent manner. An accounting shall be made for each fiscal year by the accountants employed by the Company (or by such other person as the Manager shall designate) as soon as possible after the close of each such fiscal year, to determine the Members' respective shares of net profits or net losses of the Company, which shall be credited or debited, as the case may be, to the Members' respective Capital Accounts. For tax purposes, all items of income, gain, loss, deduction or credit shall be allocated to and among the Members the same proportion in which they share profits and losses.

Section 5.3 Cash Flow and Capital Transaction Proceeds. Cash Flow and Capital Transaction Proceeds shall be distributed to the Members only when and to the extent determined by the Manager. In the case of a distribution determined to be made by the Manager, Cash Flow and Capital Transaction Proceeds are to be distributed as follows:

(a) First, except in the event of a Capital Transaction, to the Members in an amount equal to each Member's Tax Distribution;

(b) Second, to the Members to the extent of and in proportion to their Invested Capital; and

(c) Third, to the Members in proportion to their respective Percentage Interests.

Section 5.4 Tax Distributions. Provided that Cash Flow is available, the Company shall (by determination of the Manager, in his sole discretion), make quarterly distributions to the Members to enable the Members to make estimated tax payments calculated at the highest marginal federal and state income tax rates applicable for the relevant period on January 1, April 1, June 1 and September 1 for each year, or no later than five (5) days before such estimated tax payments are due (such distributions, "**Tax Distributions**"). Any amount distributed to a Member under Section 5.3(a) during a taxable year shall reduce the amount distributable to the Member as a Tax Distribution for such taxable year.

Section 5.5 Distributions Upon Liquidation. Liquidating Capital Transaction Proceeds shall be distributed among the Members in accordance with Section 9.4.

Section 5.6 Right to Distributions. No Member shall have the right to receive distributions of property (other than to the extent provided in Section 5.3 and Section 9.4) in kind from the Company. No Member shall have the right to receive, and the Company shall not have the power to make, distributions to a Member which include a return of all or any part of his or its Capital Contribution, except to the extent of Company property available for distribution on dissolution of the Company, if any.

Section 5.7 Special Allocations Regarding Excess Deficits and Minimum Gain. Notwithstanding anything to the contrary contained in this Article V, the allocations of income or gain described in Treasury Regulations Sections 1.704-1(b)(2)(ii)(d) (last paragraph) and 1.704-2(f) shall be made in the circumstances described in such sections of such Treasury Regulations or any successor provisions thereto. This Section 5.7 is intended to constitute a qualified income offset provision and minimum gain chargeback provision under such sections of such Treasury Regulations and shall be so interpreted for all purposes

Section 5.8 Minimum Allocations Required Under Section 704(c)(1)(A) of the Code. Notwithstanding any other provision of this Agreement to the contrary, to the extent a Member is required to take into account an item of profit or loss under Section 704(c)(1)(A) of the Code (or any provisions contained in the Treasury Regulations under 704(b) of the Code providing for substantially equivalent treatment), such allocation shall override all other allocations contained herein but shall not affect a Member's Capital Account to the extent the economic value of such profit or loss has already been reflected in such Member's Capital Account.

Section 5.9 Withholding. All amounts required to be withheld pursuant any provision of federal, state, local, or foreign tax law shall be treated as amounts actually distributed to the affected Members for purposes of this Agreement. If the Manager determines that the Company lacks sufficient funds to satisfy any such withholding obligations, then the Member for whom such required withholding is to be made shall make Capital Contributions of immediately available funds, in the amount of any balance needed by the Company to satisfy the same, within ten (10) days after being so notified by the Company.

ARTICLE VI

MANAGEMENT OF THE COMPANY

Section 6.1 Management of the Company. Subject to the restrictions set forth in Section 6.2, the management of the Company shall be vested exclusively in the Manager, and the Manager shall have full control over the business and affairs of the Company. The Manager shall have the power on behalf and in the name of the Company to carry out any and all of the objectives and purposes of the Company and to perform all acts and enter into and perform all contracts and other undertakings which the Manager, in its sole discretion, deems necessary or advisable or incidental thereto. All determinations not expressly provided for by the terms of this Agreement, shall be determined by the Manager, whose determination shall be final and conclusive as to all the Members. More than one Manager may be appointed at any time. If there is more than one Manager, then the unanimous consent of all Managers shall be required to take any action as a Manager. The Manager may delegate to any Person or Persons any of the powers and authority vested in it pursuant to this Section 6.1. The Manager of the Company may execute, on behalf of the Company, any document the execution of which, on behalf of the Company, has been duly authorized in accordance with this Agreement.

Section 6.2 Actions that Require Additional Approval. Notwithstanding the general operational control of the Manager, the Company shall be permitted to take the following actions only upon the prior consent of the Required Majority:

(a) Any action that would cause any Member to have any personal obligation for any liabilities of the Company, whether such liabilities arise in contract, tort, or otherwise solely by reason of being a Member of the Company;

(b) Any action that would cause the Company to be taxed as other than a partnership for federal income tax purposes;

(c) Any action that constitutes a Bankruptcy;

(d) The dissolution of the Company; or

(e) Such other actions which specifically require the consent of the Required Majority pursuant to this Agreement.

Section 6.3 Election and Removal of Manager. The Manager shall be elected by the Required Majority. By execution of this Agreement, the Required Majority hereby designates Justin O. Shelby as the Manager of the Company. The Manager shall hold office until removed by the Required Majority and until its successor is duly elected and qualified. The Manager may be removed, with or without cause, by the Required Majority. In the event that Justin O. Shelby or any other duly elected Manager is not serving as Manager of the Company for any reason, the Required Majority shall elect a successor to fill such vacancy.

Section 6.4 Appointment of Officers. The Manager may appoint such managers, officers or agents, who shall have such titles and such powers and duties as the Manager may from time to time designate for the proper conduct of the business of the Company. Such managers, officers and agents need not be Members and shall serve at the pleasure of the Manager. The officers shall hold such office as designated with such duties as are customarily afforded to officers with their respective titles and as are determined by the Manager until their successors are duly elected by the Manager. The same individual may simultaneously hold more than one office, except where prohibited by law. Any officer of the Company may be removed summarily with or without cause, at any time, by the Manager.

Section 6.5 Meetings of the Members. The Manager shall hold Members meetings as they deem appropriate. Notwithstanding meetings in person, any resolution of the Members may be held by any electronic means through which all participants can express their views and understand those of the other participants, including but not limited to email, telephone and video conference. Except as otherwise provided in this Agreement, or as may be waived in writing by the Members, each Member of the class of Units to participate in the meeting (as determined by the Manager in his sole discretion) shall be given written or email notice of any meeting at least two (2) business days in advance of such meeting. Such notice shall contain all necessary information, including the time and place of the meeting and an agenda of items to be discussed or voted upon at the meeting. At any meeting, a quorum shall consist of a majority of Members eligible to participate in such meeting. In lieu of a meeting, the Members of a particular class (or of multiple classes) may take any action within its authority by unanimous written consent, or by consent of the requisite number of Members as indicated in this Agreement given the action to be taken, which may be signed in counterpart, so long as each written consent indicates the respective dates of signature by the Members and the effective date of the action taken (which may be before or after the dates of signature).

Section 6.6 No Management Rights. No Member (other than a Member acting as a Manager) in his, her, or its capacity as a Member shall take part in the management or control of the business or transact any business for the Company except for the approval rights specifically provided in this Agreement, and no Member in his, her or its capacity as a Member, shall have the power to sign for or bind the Company, except as specifically provided in this Agreement. For avoidance of doubt, neither the Class B Members nor the Class C Members shall have any voting rights or other rights to participate in the management of the Company.

Section 6.7 Admission of Substitute Members. Substitute Members may be admitted to the Company only in accordance with Article VII.

Section 6.8 Scope of Members' Authority. Except as otherwise expressly and specifically provided in this Agreement, no Member in their capacity as such, shall have any authority to act for, or assume any obligation or responsibility on behalf of, the Company or the other Members.

Section 6.9 Advisory Board. The Manager shall have the right, in its discretion, to create an official Advisory Board to the Company consisting of a minimum of three (3) persons. Members of the Advisory Board shall be persons who have business, professional, academic or other experience relevant to the purposes of the Company. The Advisory Board is intended to provide advice and guidance but shall not have any official role in the management of the Company. Any Member can nominate a person to the Advisory Board.

ARTICLE VII

TRANSFERS AND ASSIGNMENTS

Section 7.1 Voluntary Transfer of Interests.

(a) No Member shall Transfer all or any part of its Interest without (i) the consent of the Manager and (ii) complying with the provisions of Section 7.1(b) and Section 7.5. Each Member hereby acknowledges the reasonableness of the restrictions on Transfer imposed by this Agreement in view of the Company purposes and the relationship of the Members. Accordingly, the restrictions on Transfer contained herein shall be specifically enforceable.

(b) No Transfer by a Member of all or any part of its Interest shall be effective as against the Company unless and until the transferee (i) executes and delivers such documents and takes such other action as the Company may deem necessary or advisable to cause such Person to become a Substitute Member, (ii) shall pay all reasonable expenses required by the Company to be paid in connection therewith and (iii) shall, if requested by the Company, present an opinion of counsel, acceptable in form and substance to the Company's counsel, that such Transfer would not (x) violate the Securities Act or the relevant State Acts or (y) adversely affect the status of the Company as a limited liability company under the laws of the jurisdictions in which the Company is then doing business.

(c) Any voluntary Transfer of all or a portion of a Member's Interest without obtaining the consent required in Section 7.1(a) and satisfying the conditions provided in Section 7.1(b) and Section 7.5 shall be void *ab initio* and shall be without effect, and shall not operate to Transfer any right, title, or interest in the Interest to the purported transferee.

Section 7.2 Involuntary Transfers of Interests.

(a) In the event of a Triggering Event with respect to a Member (or the successor, trustee, personal representative or other transferee of such Member) (as applicable, the "**Withdrawing Member**"), no Person who purportedly succeeds to such Member's Interest shall become a Substitute Member unless and until the provisions of Section 7.1(b) shall be met and the consent required in Section 7.1(a) has been obtained. If such conditions are not met or such consent is not obtained, such Person, although it shall not have any rights to the transferring Member's Non-Economic Interest, shall be entitled to the transferring Member's Economic Interest and shall have the same rights, subject to the same limitations, as the Withdrawing Member would have had to Transfer its Interest. Notwithstanding anything to the contrary in this Agreement, in the event of a Transfer described in this Section 7.2(a) where the purported transferee does not become a Substitute Member, the purported transferee shall not have any rights to the Non-Economic

Interest of the Withdrawing Member, and the transferee's Percentage Interest shall not be used for determining any rights relative to the subject Non-Economic Interest.

(b) Upon any Withdrawing Member suffering a Triggering Event, such Withdrawing Member shall give the Company and each of the Members immediate written notice thereof ("**Transfer Notice**"). The Transfer Notice shall, to the extent applicable, specify: (i) the Option Interest Transferred or subject to being Transferred due to the Triggering Event; (ii) the transferee of such Option Interest; and (iii) a complete description of the Triggering Event.

(c) Upon the occurrence of a Triggering Event, the Company and the Class A Members (other than the Withdrawing Member) in the priority set forth in Section 7.2(d), shall each have the option, but not the obligation, to purchase the entire (but not less than the entire) Option Interest from the Withdrawing Member (the "**Purchase Option**"). If the Company and/or one or more of such Class A Members (collectively, as appropriate, the "**Purchaser**") timely exercise such Purchase Option, the Withdrawing Member and any Persons claiming any interest in the Option Interest shall sell the Option Interest to such Purchaser for the Purchase Price determined pursuant to the provisions of Section 7.3 and in accordance with the terms and conditions provided in Section 7.4.

(d) The Purchase Option may be exercised by the Company at any time after the occurrence of the Triggering Event and prior to the giving of the Transfer Notice. Once the Transfer Notice has been given, the Company shall have a period of ten (10) days after its receipt of the Transfer Notice (the "**Company Option Period**") to exercise the Purchase Option. If the Company fails to timely exercise the Purchase Option, then each Member (excluding the Withdrawing Member) shall have a period of thirty (30) days after the expiration of the Company Option Period (the "**Member Option Period**") to exercise the Purchase Option to purchase the entire (or if more than one Member timely exercises such Purchase Option, then in proportion to their respective Percentage Interests or as they may otherwise agree) Option Interest from the Withdrawing Member. To exercise the Purchase Option, a Purchaser must send written notice thereof to the Withdrawing Member and a copy of such notice to any other potential Purchasers. In the event that neither the Company nor any Member timely exercises the Purchase Option prior to the expiration of the Company Option Period or the Member Option Period, as applicable, the Option Interest shall remain subject to all provisions and restrictions of this Agreement, notwithstanding any Transfer of such Option Interest by operation of law or otherwise to any transferee.

Section 7.3 Purchase Price.

(a) Unless the Withdrawing Member and Purchaser shall have agreed as to the Purchase Price of the Option Interest within fifty (50) days after the Purchaser's exercise of the Purchase Option, the Purchase Price of the Option Interest shall be determined by an appraisal process as described in Section 7.3(b), and the Purchase Price shall equal the amount the Withdrawing Member would have received if the Company had been sold at the Appraised Value (as defined below) on the Valuation Date, and the proceeds therefrom were distributed in accordance with Section 9.4.

(b) For the purposes of this Section 7.3, "**Appraised Value**" means (i) for the Class B Units and Class C Units, the Fair Market Value of such Units, and (ii) for the Class A Units, the fair market value of the Company determined by the appraisal process set forth below in this subsection (b). An appraiser or appraisers shall be jointly selected by the Withdrawing Member and the Purchaser (excluding the Withdrawing Member if the Purchaser is the Company) within seventy five (75) days after the Valuation Date. Any appraiser(s) selected shall be experienced in the performance of the valuation of businesses such as the Company, shall have no less than ten (10) years' experience in such field, be recognized as ethical and reputable within the field, and be a certified CVA (Certified Valuation Analyst) or an equivalent professional certification. The determination of such jointly selected appraiser or appraisers as to the Appraised Value shall be set forth in a written appraisal furnished to the parties within one hundred twenty (120) days after the Valuation Date. If the Withdrawing Member and the Purchaser (excluding the Withdrawing Member if the Purchaser is the Company) do not or cannot agree upon the selection of an appraiser or appraisers within such seventy five (75) day period, then within ninety (90) days after the Valuation Date, each party shall select an appraiser of their choice, and the selected appraisers shall jointly select a third appraiser, with the requisite qualifications set forth above. If a third appraiser is appointed he shall, within one hundred twenty (120) days after the Valuation Date, furnish the parties with an appraisal setting forth its determination of the Appraised Value. The determination by the appraiser(s) of the Appraised Value shall be conclusive and binding on the Withdrawing Member and the Purchaser and on any Persons claiming an interest in the applicable Option Interest. The Company shall make its books and records available to the appraiser(s) during normal business hours upon reasonable request. In the event the parties cannot agree on an appraiser, such that an appraiser is appointed by both the Purchaser and the Withdrawing Member, the parties shall each bear the cost of their own appraisers. In all other events, the cost of the appraisal(s) shall be split equally between the parties. Unless otherwise agreed to by unanimous consent of the Members, the Appraised Value shall not include any minority, lack of marketability or similar discounts.

Section 7.4 Payment of Purchase Price.

(a) The closing of the purchase and sale of any Option Interest ("**Closing**") shall take place at the office of the Company at a date and time mutually agreed upon by the Purchaser and the Withdrawing Member, but in no event later than one hundred eighty (180) days after the date on which the Purchase Option is exercised. At the Closing, the Purchaser shall, unless otherwise agreed, pay the full Purchase Price to the Withdrawing Member in cash or other immediately available funds.

(b) At the Closing, the Company shall repay any and all loans owed to the Withdrawing Member by the Company.

(c) Whenever a Purchaser of any Interest defers payment of a portion of the Purchase Price pursuant to Section 7.4(a), the Interest purchased shall be pledged to the Withdrawing Member as security for payment of the unpaid balance of the Purchase Price, and the Purchaser shall deliver to the Withdrawing Member at the Closing any written instruments reasonably requested by the Withdrawing Member to confirm the pledge of such Interest. So long as the Purchaser is not in default under such note the Purchaser shall be entitled to receive all distributions and to exercise all voting rights (if any) of the pledged Interest.

(d) The cost of documentary stamps, recording charges and any other transfer tax or conveyance tax shall be divided equally between the Withdrawing Member and the Purchaser.

Section 7.5 Right of First Offer.

(a) Subject to the provisions of Section 7.1, in the event that any Class A Member desires to sell, transfer, convey, or assign all or any portion of his, her or its Interest in one or a series of related transactions, the Member (a "**Departing Member**") shall first obtain the consent of the Manager and then shall notify the Company and all other Class A Member(s) (the "**Remaining Member(s)**") in writing (the "**Sale Notice**") of the terms, conditions, and price pursuant to which the Interest is offered.

(b) The Company shall have the first option (the "**First Option**") to purchase all or any portion of the Departing Member's Interest on the terms and conditions set forth in the Sale Notice. The Company shall notify the Departing Member in writing (the "**Option Notice**") of its exercise of the First Option and the percentage of the Interest to be purchased by the Company within sixty (60) days' after the date of the Company's receipt of the Sale Notice (the "**First Option Period**"). In the event the Company does not exercise the First Option, or exercises the First Option only with respect to a portion of the Departing Member's Interest, the Remaining Member(s) shall have the option (the "**Second Option**"), exercisable in writing within thirty (30) days' after the earlier of the expiration of the First Option Period or the date of the Option Notice (the "**Second Option Period**"), to purchase on a pro rata basis (among those Remaining Members exercising the Second Option) all, and not less than all, of the Departing Member's Interest not subject to purchase under the First Option upon the terms and conditions set forth in the Sale Notice.

(c) In the event that the Company and the Remaining Member(s) do not exercise either the First Option or the Second Option to purchase all of the Departing Member's Interest the subject of the Sale Notice, or fail to notify the Departing Member within the First Option Period or Second Option Period, as the case may be, the Departing Member shall have the right to sell its Interest to any other Person; provided, however, that (i) the transaction must be consummated within a period of thirty (30) days after the date of the expiration of Second Option Period, (ii) the transaction must be consummated on the substantially the same terms and conditions set forth in the Sale Notice and (iii) the purchaser of the Interest must agree to be bound by all of the terms and conditions set forth in this Agreement. For avoidance of doubt, the provisions in this Section 7.5 shall not be available with respect to a Member's ownership of Class B Units or Class C Units. The Class B Members and Class C Members shall not have any preemptive rights to purchase any Interests issued by the Company.

Section 7.6 Drag-Along Rights of Majority Members.

(a) Subject to Section 7.1, if a Member (or group of Members) holding a majority of the total outstanding Class A Units of the Company, (the "**Majority Selling Members**") receive a bona fide offer from a third party purchaser who is not an Affiliate of such Majority Selling Members to effectuate a Change of Control (a "**Drag Along Sale**"), the Majority Selling Members shall have the right to require that all of the other Members (the

"**Drag Along Members**") participate in such Drag Along Sale in the manner set forth in this Section 7.6, *provided* that (i) each Dragged Along Member shall receive consideration per Class A Unit identical to that received by the Dragging Members for each Class A Unit owned by them, and (iii) each Dragged Along Member shall receive consideration per Class B Unit reasonably reflecting the economic and other benefits of such Class B Unit under this Agreement as compared to the economic and other benefits of the Class A Units, the Class C Units and the other Class B Units under this Agreement, as determined by the Board of Managers in its sole and absolute discretion, and (iv) each Dragged Along Member shall receive consideration per Class C Unit reasonably reflecting the economic and other benefits of such Class C Unit under this Agreement as compared to the economic and other benefits of the Class A Units, Class B Units and the other Class C Units under this Agreement, as determined by the Board of Managers in its sole and absolute discretion..

(b) The Majority Selling Members shall exercise their rights pursuant to this Section 7.6 by delivering a written notice (the "**Drag Along Notice**") to the Drag Along Members no later than thirty (30) days prior to the projected closing date of such Drag Along Sale. The Drag Along Notice shall make reference to the Majority Selling Members' rights and obligations hereunder and shall describe in reasonable detail, as applicable: (A) the identity of the bona fide third party purchaser; (B) the proposed date, time and location of the closing of the Drag Along Sale; and (C) the purchase price and the other material terms and conditions of the Drag Along Sale.

(c) Notwithstanding anything to the contrary in this Agreement, the Drag Along Members shall vote in favor of the transaction and take all actions to waive any dissenters, appraisal or other similar rights. Each other Member shall make or provide the same representations, warranties, covenants, indemnities and agreements as the Majority Selling Members make or provide in connection with the Drag Along Sale. The Drag Along Members shall take all actions as may be reasonably necessary to consummate the Drag Along Sale, including entering into agreements and delivering certificates and instruments, in each case consistent with the agreements being entered into and the certificates being delivered by the Majority Selling Members.

(d) The fees and expenses of the Majority Selling Members incurred in connection with a Drag Along Sale and for the benefit of all Members (it being understood that costs incurred by or on behalf of the Majority Selling Members for their sole benefit will not be considered to be for the benefit of all Members), to the extent not paid or reimbursed by the Company or the bona fide third party purchaser, shall be shared by all the Members on a pro rata basis, based on the aggregate consideration received by each Member; provided, that no Member shall be obligated to make or reimburse any out-of-pocket expenditure prior to the consummation of the Drag Along Sale.

(e) The Majority Selling Members shall have sixty (60) days following the date of the Drag Along Notice in which to consummate the Drag Along Sale, on the terms set forth in the Drag Along Notice. If at the end of such period, the Majority Selling Members have not completed the Drag Along Sale, the Majority Selling Members may not then effect a transaction subject to this Section 7.6 without again fully complying with the provisions of this Section 7.6.

Section 7.7 Tag-Along Rights of Members. Subject to Section 7.1, in the event that a Member (a "**Selling Member**") desires to accept a bona fide offer from a third party who is not an Affiliate or a Permitted Transferee to purchase all of the Selling Member's Interests, and is not permitted to or does not wish to exercise its "drag along" rights pursuant to Section 7.2, then such Selling Member shall send a written notice to the Company (which shall further send such notice to all other Members) notifying the Company and the other Members of its intent at least thirty (30) days prior to when the Selling Member expects to sell its Interests pursuant to such offer. Each remaining Member shall then be entitled to require the purchaser of the Interests of the Selling Member to also purchase its Interest on the same general terms and conditions as are being offered to the Selling Member, provided however, that the amount received by each Member shall be determined as if the Company had engaged in a Liquidating Capital Transaction, the net proceeds of which equal the total sales price and the amounts shall be distributed in accordance with Article V. The remaining Members must exercise their rights provided for in this Section 7.3 by giving written notice to all other Members at least fifteen (15) days prior to the date on which the Selling Member expects to sell its Interests pursuant to such offer. Any Vesting Member may exercise the rights of this Section 7.7 with regard to any and all of their unvested Interests.

Section 7.8 Binding Agreement. In the event that any Interest is transferred pursuant to this Article VII, all such Interests shall remain subject to the provisions and restrictions of this Agreement, and the transferee shall be bound by all obligations of the transferor under this Agreement. Any purported Transfer of any Interest in violation of any provision of this Agreement shall be void and without effect, and shall not operate to Transfer any interest or title to the purported transferee. In the event that any purported Transfer of an Interest not made in compliance with the provisions of this Agreement is nonetheless recognized as valid by a court having jurisdiction, notwithstanding the provisions of this Agreement to the contrary, then all such Interests shall remain subject to the provisions and restrictions of this Agreement, and the transferee shall be subject to, and bound by, all restrictions, limitations and obligations of the transferor Member under this Agreement, if applicable; provided, that the foregoing shall not be deemed a consent by the parties hereto to any such purported Transfer of an Interest or a waiver of any of the provisions of this Agreement.

Section 7.9 Vesting Schedule. Notwithstanding anything in this Agreement to the contrary, and except for (a) allocations of profit and loss pursuant to Section 5.1, and (b) Tax Distributions (if any), the Interests held by those Members whose Interests are identified in Exhibit A as subject to vesting (collectively, the "**Vesting Members**") shall be subject to vesting with respect to all rights under this Agreement, including but not limited to voting rights, rights to distributions of Cash Flow, Capital Transaction Proceeds, and payments of Purchase Price, and rights to payment upon any other event in Article VII (collectively the "**Member Rights**"). To determine each such Vesting Member's entitlement to the Member Rights, each Vesting Member's Percentage Interest with respect to all such events shall be deemed equal to the "**Vested Percentage**" calculated (and subject to adjustment) in accordance with Exhibit B attached to this Agreement and incorporated herein, multiplied by such Member's Percentage Interest; provided, however, that the Company reserves the right to establish a different method for determining the Vested Percentage and the Member Rights for a Vesting Member, which such method shall be set forth in a written instrument signed by the Company and the Vesting Member.

Section 7.10 Prohibition of Pledges. Except as permitted under Section 7.4, no Member shall at any time pledge, mortgage, hypothecate or otherwise encumber all or any part of its Interest, or permit any of its Interest to be pledged, mortgaged, hypothecated, encumbered or otherwise subjected to any lien, without the consent of the Manager. No purported pledge, mortgage, hypothecation or encumbrance of, or lien on or security interest in, any Interest in violation of the provisions of this Agreement shall be valid or enforceable.

Section 7.11 Exclusivity; References. The provisions of this Article VII shall supersede the provisions of, and shall make inapplicable, any right of a Member or its successor in interest under the Act to the extent the same conflict with any provisions thereof. All references to the Withdrawing Member contained in this Article VII shall where appropriate include the Withdrawing Member's personal or legal representatives, heirs and successors-in-interest.

Section 7.12 No Statutory Right to Withdrawal. Pursuant to Section 4A-605 of the Act, no Member may withdrawal from the Company without the consent of the Manager.

Section 7.13 No Foreclosure of a Member's Interest. Pursuant to 4A-607(c)(3) of the Act, the Members agree that no part of any Member's Interest in the Company may be foreclosed upon by any court or judicial body under any circumstances.

ARTICLE VIII

COMPENSATION AND REIMBURSEMENT

Section 8.1 Reimbursements. The Manager of the Company shall be entitled to reimbursement for ordinary and necessary expenses incurred on behalf of the Company. Annual accounting fees, expenses for preparing and distributing Company financial statements, tax returns, Company progress and other periodic reports and comprehensive general insurance premiums, shall be considered Company expenses. Each Member shall pay its own legal and accounting fees in connection with protecting or enforcing its particular Interest in the Company.

Section 8.2 Compensation; Personal Services. No Member shall be required to perform services for the Company solely by virtue of being a Member. Members and Affiliates of Members may be entitled to the payment of a salary, management fees or other compensation for services rendered for and on behalf of the Company as determined by the Manager. The payment of any salary, fee or other compensation to a Member shall be considered a "guaranteed payment" under the Code.

ARTICLE IX

DISSOLUTION OF THE COMPANY

Section 9.1 Events of Dissolution. The Company shall be dissolved upon the happening of any of the following: (i) the affirmative vote of the Required Majority to terminate and dissolve the Company; (ii) the occurrence of an event that makes it unlawful for the Company's business to be continued; (iii) the entry of a decree of judicial dissolution; or (iv) the occurrence of any other event that would constitute the dissolution of the Company under the Act.

Section 9.2 Winding Up. Upon dissolution of the Company under Section 9.1, no further business shall be conducted by the Company except for the taking of such action as shall be necessary for the winding up of the affairs of the Company and the distribution of its assets to the Members in accordance with the provisions hereof.

Section 9.3 Sale of Company Assets. Upon dissolution, the Members or their authorized designee appointed by the Manager ("**Liquidator**") shall sell such of the Company assets as they deem necessary or appropriate. In lieu of the sale of any or all of the Company property, the Liquidator may convey and assign all or any part of the Company property to the Members in undivided interests as tenants in common or such other form of similar ownership as shall be applicable to the jurisdiction where the property is located. A full accounting shall be made of the accounts of the Company and each Member and of the Company's assets, liabilities and income, from the date of the last accounting to the date of such dissolution. The profits and losses of the Company shall be determined to the date of dissolution and allocated, as provided in Article V. In accounting for distributions of Company property, such property shall be valued at the fair market value at the date of dissolution as determined by an appraisal secured by the Liquidator, except that no value shall be placed upon the firm name or goodwill of the Company. Any difference between the valuation of the Company property and its book value shall be considered as though it represented profit or loss, and shall be allocated to the Members as provided in Article V. Any gain or loss on disposition of Company property shall be credited or charged to the Members in the same manner as the difference between the valuation of Company property and its book value.

Section 9.4 Distribution of Assets. The remaining Company assets and proceeds from the winding up and liquidation of the Company shall be applied in the following order of priority.

(a) First, to the payment and discharge of, or reservation for, all of the Company's debts and liabilities in the order or priority as provided by law;

(b) Second, to the payment to a reserve fund for contingent liabilities to the extent deemed reasonable by the Manager; and

(c) Third, to the Members to the extent of and in proportion to their respective Capital Accounts.

The Members shall distribute the assets and the liquidation proceeds of the Company prior to the later of (i) the end of the Company's taxable year or (ii) within ninety (90) days after the date of liquidation.

Section 9.1 Articles of Cancellation. On completion of the distribution of Company assets as provided herein, the Company is terminated, and shall conduct only such activities as are necessary to windup its affairs. The Liquidator shall file articles of cancellation with the State of Maryland, cancel any other relevant filings and take such other actions as may be necessary to terminate the Company.

ARTICLE X

ACCOUNTING PROVISIONS; REPORTS

Section 10.1 Fiscal Year. The fiscal year of the Company shall be the year ending December 31.

Section 10.2 Tax Elections. In the case of a distribution of property made in the manner provided in Section 734 of the Code, or in the case of a Transfer of an Interest in the Company permitted by this Agreement made in the manner provided in Section 743 of the Code, an authorized officer or the Manager, or any Member so designated to act on behalf of the Company, may file an election under Section 754 of the Code in accordance with the procedures set forth in the applicable Treasury Regulations.

Section 10.3 Tax Matters Partner. The Manager is hereby designated as the "Tax Matters Partner" in accordance with Section 6231(a)(7) of the Code, and, in connection therewith and in addition to all other powers given thereunto, shall have all other powers necessary or appropriate fully to perform such role. The Tax Matters Partner shall have the power to retain attorneys and accountants and the right to settle any audits only with the consent of the Manager.

Section 10.4 Maintenance of Books and Records. The Company shall maintain at its principal place of business or, upon notice to the Members, at such other place as the Manager shall determine, separate books of account for the Company which shall include a record of all costs and expenses incurred, all charges made, all credits made and received, and all income derived in connection with the conduct of the Company and the operation of its business in accordance with this Agreement.

Section 10.5 Reports. As soon as practicable after the end of each fiscal year, the Company shall deliver to each Member a report of the financial condition of the Company including balance sheet, statement of revenues and expenses, the Member's Capital Accounts, and all information relating to the Company necessary for the preparation by each Member of its federal income tax return. The Company shall provide to each Member unaudited financial reports at the close of each calendar quarter. The Company also shall provide to each Member, on the same schedule as the unaudited financial reports provided pursuant to this Section 10.5, a report of key performance analytics (i) as determined by the Manager to be relevant to the Business and (ii) that are readily available and capable of being automated.

Section 10.6 Access. The Members or their authorized representatives shall be permitted access to all records of the Company as provided by the Act, except that the Manager in his sole discretion may limit the Member information provided to the Class B Members and the Class C Members to the Company's consolidated ownership by class of Unit, without providing the identifying information or specific Unit holdings of the individual Members.

ARTICLE XI

STANDARD OF CARE, EXCULPATION, INDEMNIFICATION

Section 11.1 Standard of Care. The Manager shall not be subject to any fiduciary duty to the Company or the Members with respect to its management of the affairs of the Company other than the duty of loyalty.

Section 11.2 Exculpation. None of the Members, Managers, or any officer of the Company will be liable to the Company or any Member for any loss incurred by the Company or any Member with respect to the Company for any reason other than (i) to the extent that the loss is attributable to the Members', Managers' or the officers', as the case may be, (x) gross negligence or fraud, (y) unlawful acts or omissions that it, he or she knew or had reasonable cause to know at the time that they occurred were clearly unlawful or (z) acts or omissions that it, he or she knew or had reasonable cause to know at the time they occurred were clearly in conflict with the interests of the Company and in violation of this Agreement; or (ii) with respect to transactions or other actions from which the Members, Managers or the officer, as the case may be, derived an improper personal benefit, to the extent of the improper personal benefit.

Section 11.3 Indemnification. The Company shall, to the fullest extent permitted by law, indemnify and hold harmless the Members, Managers or any officer of the Company from and against any and all claims, actions, demands, costs, expenses (including attorneys' fees), damages and losses as a result of any allegation, claim or legal proceeding relating to any act or omission on the part of the Company or the Members, Managers or the officer, as the case may be, in its, his or her capacity as a representative of the Company. Any indemnity under this Section 11.3 shall be paid out of and to the extent of the Company's assets only. Notwithstanding anything in Section 11.3 to the contrary, the Company is not required to indemnify any Person thereunder to the extent that the loss suffered or incurred by that Person is attributable to any act or omission for which that Person is not absolved from liability under Section 11.2 or with respect to which such Person did not have authority to act under the terms and conditions of this Agreement. The Company shall pay or reimburse the reasonable costs and expenses incurred by a Person in defending any action, claim or demand with respect to which the Person may be entitled to be indemnified under this Section 11.3 in advance of the disposition thereof upon receipt by the Company of a signed statement by that Person, in such form as the Company may reasonably require, confirming that the Person will promptly reimburse the Company for those advances to the extent that the Person ultimately is found not to be entitled to indemnification under this Section 11.3.

Section 11.4 Effect of Amendment. No amendment of this Agreement or the Articles of Organization or repeal or termination of any of their provisions shall limit or eliminate any of the benefits or rights provided under this Article XI to the officers, Members, Managers, or other Persons designated in this Article XI in respect of any act or omission that occurred prior to such amendment or repeal.

ARTICLE XII

ACTIVITIES OF THE MEMBERS; RESTRICTIVE COVENANTS

Section 12.1 Non-Solicitation/Non Competition. For the period beginning on the Effective Date and ending on the two (2) year anniversary of the date on which the applicable Member ceases to be a Member (the "**Restricted Period**") any Member, (or former Member) of the Company shall not, except on behalf of the Company, directly or indirectly (including through employees and owners), as principal, agent, employer, employee, stockholder, director, investor, consultant, contractor, advisor, partner, joint venturer, member or in any other capacity whatsoever: (i) solicit as a customer or client or otherwise contact any client of the Company (a "**Company Client**") for the purpose of selling or placing products or services which utilize the Company Business Concept or; (ii) interfere with or cause to be terminated any existing or prospective contract or agreement of the Company; or (iii) use the Company Business Concept or similar concept in connection with the provision of products or services to a Company Client; or (iv) work at or be employed by or have any direct or indirect ownership or profit sharing interest in any business that directly competes with the Company Business Concept. The prohibition against indirectly soliciting or contacting any Company Client as set forth above means that a Member shall not, without limitation: provide information to any Person (other than the Company) regarding any such Company Client; introduce any Person (other than the Company) to any such Company Client; advise, suggest to or encourage any such Company Client that it should do business with any Person (other than the Company); participate in the supervision or management of any of the accounts of any such Company Client; participate in the setting of prices or other terms for any such Company Client; participate in the strategies and decisions affecting any such Company Client; receive any personal benefit (present or future) in the event a Company Client should do any business with any Person (other than the Company); or in any way, state or imply to any such Company Client that doing business with any Person (other than the Company) will inure to the Member's present or future benefit.

Section 12.2 Non-Solicitation of Employees. During the Restricted Period, each Member agrees not to (directly or indirectly, including through employees or owners) solicit, encourage, induce or aid, or cause to be solicited, encouraged, induced or aided, any employee of the Company to leave or terminate his or her employment with the Company; or communicate with any employee of the Company for the purpose of or with the effect of soliciting, encouraging, inducing or aiding the employee to leave or terminate his/her employment with the Company.

Section 12.3 Purchase Price Installments. The parties acknowledge and agree that if a Member violates any of the restrictive covenants herein during the time period during which he is receiving deferred installments of the Purchase Price of any Interest of such Member, said installments or payments shall be suspended.

Section 12.4 Remedies. The Members recognize that any breach by them of the restrictions contained in this Article XII will cause irreparable harm to the Company for which a monetary remedy may not be adequate. Therefore, for every breach or threatened breach by a Member, such Member consents to equitable remedies, including injunctive relief against him, as well as legal remedies and such Member agrees to pay to the Company (if applicable), upon demand, all of the Company's and/or its Affiliate's expenses, including its reasonable attorney's fees, resulting from it, his or her breach or threatened breach. The Member expressly waives any requirement based on any statute, rule of procedure, or other source, that the Company post a bond as a condition of obtaining any of the above described remedies. Nothing herein shall be construed as prohibiting the Company from pursuing any other remedies available to the Company at law or in equity for such breach or threatened breach, including the recovery of damages from a Member. The Members expressly acknowledge and agree that: (i) the restrictions set forth in this Agreement are reasonable, in terms of scope, duration, geographic area, and otherwise, (ii) the protections afforded the Company in this Agreement are necessary to protect its legitimate business interest, (iii) the restrictions set forth in this Agreement will not adversely affect a Member's ability to obtain gainful employment and (iv) the Member's agreement to observe such restrictions forms a material part of the consideration for this Agreement and his ownership of an Interest in the Company.

Section 12.5 Overbreadth of Restrictive Covenant. The Members acknowledge that the restrictions contained in this Article XII, are reasonable, but agree that if any court of competent jurisdiction shall hold any such restriction unreasonable as to time, activities or otherwise, such restriction shall be deemed to be reduced to the extent necessary in the opinion of the court to make it reasonable. It is the intention of the parties that if any restrictive covenant in this Agreement is determined by a court of competent jurisdiction to be overly broad, then the court should enforce such restrictive covenant to the maximum extent permitted under the law as to area, breadth and duration.

Section 12.6 Tolling. The periods of time of restriction described in this Agreement shall not include, and shall be tolled during, any time required for litigation to enforce the Company's rights under this Agreement and any period during which any Member has engaged in conduct in violation of this Agreement. As used herein, "time required for litigation" shall mean that period of time from service of process upon any such Member through the conclusion of all related appeals. Any permanent or interlocutory injunction issued against a Member to enforce this Agreement shall be for a term equal to the period of restriction set forth herein less that period time between the day on which the Member's membership in the Company ends and the day on which the Member begins engaging in a conduct in violation of this Agreement, and further less the period of time during which the Member is subject to and complies with any previous interlocutory injunction issued to enforce this Agreement.

Section 12.7 Application of Restrictive Covenants. For the avoidance of doubt, all of the restrictive covenants in this Article XII shall apply to direct or indirect activities of the Members, including activities of the Members conducted through employees, contractors, owners or other representatives.

Section 12.8 Independent Activities; Transactions with Affiliates.

(a) The Manager shall be required to devote such time to the affairs of the Company as may be reasonably necessary to manage and operate the Company.

(b) To the extent permitted by applicable law and except as otherwise provided in this Agreement, each Member acknowledges that the Manager and each other

Member (each acting on its own behalf) and their Affiliates are free to engage or invest in an unlimited number of activities or businesses, any one or more of which may be related to the activities or businesses of the Company, without having or incurring any obligation to offer any interest in such activities or businesses to the Company or any Member, and neither this Agreement nor any activity undertaken pursuant to this Agreement shall prevent the Manager or any Member or their Affiliates from engaging in such activities, or require the Manager or any Member to permit the Company or any Member or their Affiliates to participate in any such activities, and as a material part of the consideration for the execution of this Agreement by the Manager and each Member, each Member hereby waives, relinquishes, and renounces any such right or claim of participation. The Members acknowledge that certain conflicts of interest may thus arise and hereby agree that the specific rights with respect to the Manager's and the Members' and their Affiliates' freedom of action provided in this Section 12.8 are sufficient to protect their respective interests in relation to such possible conflicts and are to be in lieu of all other possible limitations which might otherwise be implied in fact, in law or in equity.

(c) To the extent permitted by applicable law and except as otherwise provided in this Agreement, the Manager, when acting on behalf of the Company, is hereby authorized to purchase property from, sell property to or otherwise deal with any Member acting on its own behalf, or any Affiliate of any Member or any other Affiliate of the Company; provided that any such purchase, sale or other transaction or dealing shall be in the ordinary course of the Company's business and shall be made on terms and conditions which are no less favorable to the Company than if the sale, purchase or other transaction or dealing had been made with an independent third party on prevailing market terms.

(d) Subject to the covenants and restrictions set forth in this Agreement, each Member and any Affiliate thereof may also borrow money from, and transact other business with the Company and, subject to other applicable law, has the same rights and obligations with respect thereto as a Person who is not a Member.

ARTICLE XIII

CONFIDENTIAL INFORMATION; PROTECTION OF INTELLECTUAL PROPERTY.

Section 13.1 Confidential Information. Each Member has and will have access to Confidential Information of the Company. All Confidential Information is and shall continue to be the sole and exclusive property of the Company. When a Member ceases to own Interests in the Company, or at such earlier time as demanded by the Company, he or she shall promptly deliver to the Company all Confidential Information which came or comes into his or her possession, custody or control while it was a Member or thereafter. During and after the time that a person is a Member, it shall not, other than in the discharge of its duties to the Company: (i) duplicate or remove Confidential Information from the office of the Company; (ii) disclose Confidential Information to any Person who is not at the time of disclosure a Member or an officer of the Company; or (iii) use any Confidential Information for its endeavors other than on behalf of the Company.

Section 13.2 Protection of Company Intellectual Property.

(a) Work Product. Each Member acknowledges and agrees that all right, title and interest in and to all Work Product as well as any and all Intellectual Property Rights therein and all improvements thereof shall be the sole and exclusive property of the Company. The Work Product is and shall at all times remain the Confidential Information of the Company and the Company shall have the unrestricted right, in its sole and absolute discretion, whether or not to (i) use, commercialize or market any Work Product or (ii) file an application for patent, copyright registration or any other Intellectual Property Rights and prosecute or abandon such application prior to issuance or registration. No royalty or other consideration shall be due or owing to any Member now or in the future as a result of such activities.

(b) Work Made for Hire; Assignment. Each Member acknowledges that, by reason of being a Member of the Company at the relevant times, to the extent permitted by law, all Work Product consisting of copyrightable subject matter is "work made for hire" as defined in the Copyright Act of 1976 (17 U.S.C. § 101), and such copyrights are therefore owned by the Company. To the extent that the foregoing does not apply, each Member hereby irrevocably assigns to the Company, and its successors and assigns, for no additional consideration, such Member's entire right, title and interest in and to all Work Product and Intellectual Property Rights therein, including the right to sue, counterclaim and recover for all past, present and future infringement, misappropriation or dilution thereof, and all rights corresponding thereto throughout the world. Nothing contained in this Agreement shall be construed to reduce or limit the Company's rights, title or interest in any Work Product or Intellectual Property Rights so as to be less in any respect than the Company would have had in the absence of this Agreement.

(c) Further Assurances; Power of Attorney. Each Member agrees to reasonably cooperate with the Company at the Company's expense to (i) apply for, obtain, perfect and transfer to the Company the Work Product as well as any and all Intellectual Property Rights in the Work Product in any jurisdiction throughout the world and (ii) maintain, protect and enforce the same, including, without limitation, giving testimony and executing and delivering to the Company any and all applications, oaths, declarations, affidavits, waivers, assignments and other documents and instruments as shall be requested by the Company. Each Member hereby irrevocably grants the Company power of attorney to execute and deliver any such documents on Each Member's behalf in its name and to do all other lawfully permitted acts to transfer the Work Product to the Company and further the transfer, prosecution, issuance and maintenance of all Intellectual Property Rights therein, to the full extent permitted by law, if such Member does not promptly cooperate with the Company's request (without limiting the rights the Company shall have in such circumstances by operation of law). This power of attorney is coupled with an interest and shall not be affected by such Member's subsequent incapacity.

(d) Moral rights. To the extent any copyrights are assigned under this Section 13.2, each Member hereby irrevocably waives in favor of the Company, to the extent permitted by applicable law, any and all claims such Member may now or hereafter have in any jurisdiction to all rights of paternity, integrity, disclosure and withdrawal and any other rights that may be known as "moral rights" in relation to all works of authorship to which the assigned copyrights apply.

(e) Each Member agrees to comply with the terms of Exhibit C as it relates to the Intellectual Property.

Section 13.3 Application of Confidentiality; Intellectual Property Protections. For the avoidance of doubt, all of the provisions of this Article XIII shall apply to direct or indirect activities of the Members, including activities of the Members conducted through employees, contractors, owners or other representatives.

ARTICLE XIV

MISCELLANEOUS

Section 14.1 Amendments. Except as provided in Section 4.4(a), or as required to recognize the exercise of a Member's right to acquire additional Interests provided for in other agreements between the Company and such Member, this Agreement shall not be amended except with the written consent of Members holding at least sixty six and two-thirds percent (66 2/3%) of the outstanding Class A Units, provided however, that the Interest of a Member (or assignee of a Member) that is only an Economic Interest shall not be considered in determining the consent threshold under this Section 14.1.

Section 14.2 Notices. All notices or other communications required or permitted to be given pursuant to this Agreement shall be in writing and shall be considered as properly given or made if hand delivered or mailed from within the United States by certified mail, postage prepaid, and addressed to a Member at its address set forth on Exhibit A, or sent to a Member via electronic mail evidenced by an electronic mail confirmation of receipt notice. Time periods shall commence on the date of hand delivery or mailing or sending of a notice or any other communication. Any notice which is required to be given within a stated period of time shall be considered timely if postmarked before midnight of the last day of such period. Any Member may change its address by giving notice in writing stating its new address to the Company and the other Members. Commencing on the tenth day after the giving of such notice, such newly designated address shall be such Member's address for the purposes of all notices or other communications required or permitted to be given pursuant to this Agreement.

Section 14.3 Governing Law. This Agreement and all questions with respect to the rights and obligations of the Members hereunder shall be governed by and construed in accordance with the laws of the State, excluding its conflicts of law provisions and principles.

Section 14.4 Binding Effect. This Agreement shall be binding upon, and inure to the benefit of, the parties hereto and their respective heirs, executors, administrators, personal and legal representatives, successors and permitted assigns, except as otherwise expressly provided herein. The provisions of this Agreement are not intended to be for the benefit of any creditor or other Person (other than a Member in its capacity as a Member) to whom any debts, liabilities or obligations are owed by, or who otherwise has any claim against, the Company or any of the Members, and no such creditor or other Person shall obtain any right under any such provisions or shall by reason of any such provisions make any claim in respect of any debt, liability or obligation (or otherwise) against the Company or any of its Members.

Section 14.5 Further Assurances. Each Member agrees at its own expense to execute and deliver all further instruments and documents and to take all additional actions as the any Member or the Company may reasonably require in order to effectuate the intent and purpose of this Agreement.

Section 14.6 Securities Laws Restrictions. The Interests described in this Agreement have not been registered under the Securities Act or under the State Acts. Consequently, the Interests may not be Transferred, pledged, hypothecated or otherwise disposed of, except in accordance with the provisions of the Securities Act, the State Acts and this Agreement.

Section 14.7 Interest Held For Investment. Each Member does hereby represent and warrant by the execution of this Agreement that (i) its Interest was obtained for investment purposes only and not for resale or distribution, (ii) it is qualified by its experience to analyze the merits and risks of a contribution to the Company and (iii) it has not relied on the advice of any Member or the Company's counsel in making its decision to contribute to the Company and become a Member.

Section 14.8 Application of Subchapter K. No election shall be made by the Company, its officers or Manager, or any Member for the Company to be excluded from the application of the provisions of Subchapter K of the Code, or from any similar provisions of state and foreign tax laws which relate to the taxation of partnerships, unless all Members consent in writing that the Company should be taxed as other than a partnership in accordance with the "check-the-box" rules under Treasury Regulation Section 301.7701-3.

Section 14.9 Genders and Headings. The use of any gender herein shall be deemed to be or include the other gender and the use of the singular herein shall be deemed to be or include the plural (and vice-versa), wherever appropriate. The headings in this Agreement are inserted only as a matter of convenience and reference and in no way define, limit or describe the scope of this Agreement, or the intent of the provisions thereof. Unless otherwise specified, references to an Article, Section or Exhibit in this Agreement are references to a Section or Article of, or an Exhibit to, this Agreement.

Section 14.10 Waiver of Partition. Each Member (and its representatives, successors and permitted assigns) hereby irrevocably waives any and all right to maintain any actions for partition or to compel any sale with respect to any assets or properties of the Company.

Section 14.11 Severability. If any provision of this Agreement is held by a court of competent jurisdiction to be illegal, invalid or unenforceable, such illegality, invalidity or unenforceability shall not affect any other provision hereof, which shall remain in full force and effect.

Section 14.12 Counterparts. This Agreement may be executed in any number of counterparts, including by facsimile and email signature, each of which shall be considered an original and all of which taken together shall constitute one and the same instrument.

Section 14.13 Entire Agreement. This Agreement, including the recitals and all Exhibits hereto, sets forth all of the promises, agreements, conditions, understandings, warranties and representations among the Members with respect to the subject matter of this Agreement, and there are no promises, agreements, conditions, understandings, warranties or representations, oral or written, express or implied, among them with respect to such subject matter other than as set forth herein. Any and all prior agreements or understandings, whether oral or written, among the Members with respect to the subject matter of this Agreement are hereby superseded and canceled by this Agreement.

Section 14.14 Scope of Representation; Waiver of Potential Conflicts of Interest. Each Member acknowledges and agrees that DLA Piper LLP (US) has only represented the interests of the Company, in connection with the drafting and negotiation of this Agreement. To the extent the foregoing representation constitutes a conflict of interest, each of the Members hereby expressly waives any such conflict of interest for itself and the Company.

[Signatures appear on the following page]

THIRD AMENDED AND RESTATED OPERATING AGREEMENT OF ARTICHOKE, LLC

SIGNATURE PAGE

IN WITNESS WHEREOF, the requisite Members have caused this Agreement of to be executed and delivered by their duly authorized representatives under seal as of the Effective Date.

WITNESS/ATTEST:	**MANAGER:**
______________________	______________________ Justin O. Shelby

[SIGNATURE PAGE TO THE
THIRD AMENDED AND RESTATED OPERATING AGREEMENT OF ARTICHOKE, LLC]

EXHIBIT A

ARTICHOKE Detailed Capitalization Table

As of 03/05/2018 • Generated by Justin Shelby (justin@getartichoke.com) at 03/05/2018 12:44:21

carta

Name	Outstanding Units	Fully Diluted Units	Outstanding Ownership	Fully Diluted Ownership
Attiya Abdulghany	5,970	5,970	.4976%	0.4228%
Dave Devaney	6,136	6,136	.5114%	0.4346%
Glenn Falcao	22,211	22,211	1.8511%	1.5731%
H Group IV	26,980	26,980	2.2486%	1.9109%
Henry Hagan	10,187	10,187	.8490%	0.7215%
Justin Shelby	961,000	961,000	80.0918%	68.0648%
Kevin Oconnor	39,000	39,000	3.2503%	2.7623%
Mike Flannery	12,273	12,273	1.0229%	0.8693%
Paul Palmieri	46,526	46,526	3.8776%	3.2953%
Randolph C Metcalfe Living Trust	59,652	59,652	4.9715%	4.2250%
Redwood Technology Ventures	9,938	9,938	.8283%	0.7039%
Options and RSU's issued and outstanding				
Units available for issuance under the plan		212,016		15.0165%
Fully diluted units		**1,411,889**		**100.0000%**
Fully Diluted Ownership		**100.0000%**		
Total Units Outstanding	**1,199,873**		**100.0000%**	
Percentage Outstanding	**100.0000%**			

EXHIBIT B

Vesting Schedule

All Interests subject to vesting identified in Exhibit A and subject to the terms of Section 7.9 shall vest in the manner set forth below:

(1) 25% when beta product is fully functional and ready for user testing (deadline February 1, 2014)

(2) 25% when product is fully functioning after beta test fixes and ready for sale to customers (deadline July 1, 2014)

(3) 25% 1 year after (2)

(4) 25% 2 years after (2)

All Interests subject to this Vesting Schedule shall automatically and fully vest upon the earlier of (i) a capital raise by the Company in excess of one million dollars ($1,000,000), (ii) the occurrence of Liquidating Capital Transaction, or (iii) the death or Disability of the Vesting Member.

Should a Vesting Member, who is also an employee of the Company, be terminated for Cause, the vesting of the Interests subject to this Vesting Schedule shall be terminated and the Vesting Member shall have no claim or right to the unvested portion of their Interests.

In order for Kevin O'Conner's Interests to vest, he must devote 10-12 hours per week or whatever is necessary to hit the deadlines set forth in (1) and (2) above, and complete deliverables. He must also fulfill his responsibilities for developing application architecture, coding the business logic, completing the API, and leading the development team to deliver the fully functioning beta product and then the fully functioning marketable product (such obligations referred to in the previous two sentences, the "**Minimum Obligations**"). Should Kevin O'Conner hit the deadlines set forth in (1) and (2) above, then (3) and (4) shall be amended with regards to the vesting of his Interests as follows:

(3) 35% 1 year after (2)

(4) 15% 2 years after (2)

EXHIBIT C

Artichoke IP

Primary IP:
All of the data architecture, business logic, user interface design (UI Design), Application Program Interface (API), User Interface Code (UI Code), previously developed, written, created, utilized, or invented for use in developing, refining, or executing the products and services of the company prior to the date of this agreement and thereafter, and any other assets that have been conceptualized or developed in the creation and execution of the products and services offered by the Company or its affiliates, subsidiaries are the property of the Company.

No member, employee, or affiliate has or shall ever have or be granted any rights, royalties, rescission rights, or additional compensation due for their work for or with the Company on the Artichoke IP unless explicitly stated in writing and signed by the Company. There are no assumed rights to any assets or engineering work developed by any employee, member, or advisor.

Description of the product IP
The technology "stack" is made up of the following layers:

1. User interface
2. API/web service
3. Database schema

The database schema is maintained with ddl scripts and is used for persisting the business objects we use to drive functionality. The API/web service is source code written in Java that leverages a number of open source technologies like the spring framework, jersey, slf4j, apache commons, jackson and swagger among others. The user interface is written in HTML/CSS/JavaScript and leverages the jquery library as well as jquery mobile. We use github for source control and backups.

Additional IP:
Includes, without limitation, information about the Company's business, business plans, sales, marketing plans and strategies, promotional strategies, pricing, customer information, product plans, designs, records, trademarks, trade names, logos, copyrights, web sites, social media properties, partners, tag lines, messaging, product plans, and user research, finances, financial projections, assets, strategies, trade secrets, research and development, operations, organizational structure, software, formulas, techniques, technology, technical data, know-how, third party confidential information, and data and information that reveals the processes, methodologies, technology or know how by which the Company's existing or future products, services, applications and methods of operation are developed, conducted or operated are the exclusive property of the Company.

Trade Names:
Artichoke Mobile Client Management, Artichoke CMS

Website:
www.getartichoke.com

Logos:

Artichoke
Mobile Client Management

Artichoke

[EXHIBIT C TO THE
THIRD AMENDED AND RESTATED OPERATING AGREEMENT OF ARTICHOKE, LLC]

EXHIBIT D

Form Promissory Note

PROMISSORY NOTE

$______ ______, 20__

FOR VALUE RECEIVED, Artichoke, LLC, a Maryland limited liability company ("***Maker***"), promises to pay ___________ ("***Payee***") the aggregate principal sum of ___________ ($______), together with interest, as set forth in this note (this "***Note***"). This Note is hereby given in connection with Maker's purchase of Class ___ Units (as defined in the LLC Agreement (as defined herein)) held by Payee pursuant to the terms and conditions of the Third Amended and Restated Operating Agreement of Artichoke, LLC, dated as of ________________ [__], 2018 (the "***LLC Agreement***").

1. **Interest**. This Note shall bear interest at a rate of ___% **[prime rate published in the *Wall Street Journal* on the applicable date of the Employee Purchase Option Notice or the Involuntary Transfer Purchase Option Notice, as applicable]** per annum. All accrued but unpaid interest shall be due and payable to Payee on the date of each payment of principal pursuant to Section 0 below.

2. **Principal and Interest Payments**. On __________, 20__, and on each of the four (4) succeeding annual anniversaries thereafter, Maker shall pay to Payee ___________________________ ($________) **[1/5 of original principal balance]**, together with all accrued and unpaid interest under this Note.

3. **Manner of Payment**. Payments of principal and interest shall be made in U.S. dollars via delivery of certified or bank check to the address set forth herein for notices to Payee. All payments shall be accepted subject to collection in immediately available funds.

4. **Prepayment**. Maker may prepay this Note in whole or in part at any time without premium or penalty. All partial prepayments shall be applied first to accrued but unpaid interest, and then to principal.

5. **Subordination**. Maker, for itself, its successors and assigns, covenants and agrees, and Payee by his, her or its acceptance hereof, likewise covenants and agrees, that notwithstanding any other provision of this Note, the payment of the principal of this Note shall be subordinated in right of payment, to the extent and in the manner hereinafter set forth, to the prior payment in full of all Senior Debt (as hereinafter defined) at any time outstanding. The term "***Senior Debt***" shall mean all indebtedness of Maker for money borrowed from banks or other institutional lenders, including any extension or renewals thereof, whether outstanding on the date hereof or thereafter created or incurred, that is not by its terms subordinate and junior to or on a parity with this Note. This provision shall constitute a continuing representation to all persons who, in reliance upon such provisions, become the holders of or continue to hold Senior Debt, and such provisions are made for the benefit of the holders of Senior Debt, and such holders are hereby made obligees hereunder the same as if their names were written herein as such, and they or any of them may proceed to enforce such provisions against Maker or against Payee without the necessity of joining Maker as a party.

6. **Notices**. Any notice required or permitted by or in connection with this Note shall be in writing and shall be made by facsimile, electronic mail, hand delivery or overnight delivery service, or by certified mail, return receipt requested, postage prepaid, addressed to the parties at the appropriate address set forth below or to such other address as may be hereafter specified by written notice by the parties to each other. Notice shall be considered given as of the earlier of the date of actual receipt, or the date of the facsimile (with confirmation of such transmission), electronic mail sent to the electronic mail address below or other email address provided by the receiving party to the sending party, or hand delivery, or one (1) business day after delivery to an overnight delivery service, or three (3) business days after the date of mailing, independent of the date of actual delivery or whether delivery is ever in fact made, as the case may be, provided the giver of notice can establish that notice was given as provided herein.

If to Payee:	[Name] [Address] Facsimile No.: ______________________ Email: ______________________
With copy to:	[Name] [Address] Facsimile No.: ______________________ Email: ______________________
If to Maker:	Artichoke, LLC [ADDRESS] Facsimile No.: ______________________ Email: ______________________
With copy to:	DLA Piper LLP (US) The Marbury Building 6225 Smith Avenue Baltimore, Maryland 21209 Attn: Matthew F. Gorra, Esq. Facsimile: (410) 580-4163 Email: matthew.gorra@dlapiper.com

7. **Governing Law**. This Note shall be governed by the laws of the State of Maryland (excluding Maryland conflict of laws rules).

8. **Amendments**. This Note may not be changed orally, but only by an agreement in writing signed by the party against whom such agreement is sought to be enforced.

9. **Severability**. If any provision or any part of any provision contained in this Note shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision or remaining part of the affected provision of this Note, and this Note shall be construed as if such invalid, illegal or unenforceable provision or part thereof had never been contained herein (but only to the extent such provision or part thereof is invalid, illegal or unenforceable).

[Signature appears on the following page.]

IN WITNESS WHEREOF, and intending to be legally bound hereby, Maker executes this Note as of the date first written above.

MAKER:

ARTICHOKE, LLC

By: ____________________________________
Name:
Title:

[EXHIBIT D TO THE
THIRD AMENDED AND RESTATED OPERATING AGREEMENT OF ARTICHOKE, LLC]